UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)
SCHEDULE 14A INFORMATION
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Securities Exchange Act of 1934 (Amendment No.___)

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FPIC Insurance Group, Inc.

(Name of Registrant as Specified in its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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FPIC INSURANCE GROUP, INC.

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

Notice of Annual Meeting of Shareholders

April 14, 2011

Dear Shareholder:

You are invited to join us at our annual meeting of shareholders to be held on Friday, June 3, 2011, at 10:00 a.m., eastern time, at the Ponte Vedra Lodge and Club, 607 Ponte Vedra Boulevard, Ponte Vedra Beach, Florida 32082.

The annual meeting will be held for the following purposes:

1. To vote on the election of two directors to serve until their terms expire.
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered certified public accounting firm for 2011.
3. To hold an advisory vote on executive compensation as disclosed in these materials.
4. To hold an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years.

At the annual meeting, we will also transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors has set April 1, 2011, as the record date for the meeting. This means that shareholders at the close of business on that date are entitled to receive this notice of the meeting and to vote at the meeting. A list of our shareholders of record as of the record date will be available for inspection by any shareholder at the meeting and for a period of ten days prior to the meeting and continuing through the meeting at our principal executive offices.

Your vote is important. Even if you plan to attend the annual meeting, please vote, as instructed in your enclosed proxy/voting instruction card, via the Internet or the telephone as promptly as possible to ensure that your vote is recorded. Alternatively, you may complete your paper proxy/voting instruction card and submit your vote by mail. If you attend the meeting and your shares are registered in your name, you may withdraw your proxy at that time and vote your shares in person.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Shareholders' Meeting. Pursuant to new rules promulgated by the Securities and Exchange Commission, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the internet. **This Notice and Proxy Statement and our 2010 Annual Report are available at _www.proxyvote.com_.** To request a printed copy of this Notice and Proxy Statement, our 2010 Annual Report and proxy/instruction card, visit _www.proxyvote.com_, telephone (800) 579-1639, or send an email message to _sendmaterials@proxyvote.com_.

Jacksonville, Florida

Very truly yours,

/s/ John R. Byers
_____
John R. Byers
President and Chief Executive Officer

/s/ T. Malcolm Graham
_____
T. Malcolm Graham
Secretary

Table Of Contents

Questions and Answers about the Meeting and Voting	1
Proposal 1. Election of Directors	5
Nominees for Election – Terms Expiring in 2011	5
Incumbent Directors Whose Terms Expire in 2012	6
Incumbent Directors Whose Terms Expire in 2013	7
Corporate Governance	8
Code of Conduct; Code of Ethics; Corporate Governance Guidelines	8
Board Leadership and Risk Oversight	8
Board of Directors' Meeting Attendance	9
Director Independence	9
Board Committees	9
Director Compensation	13
Executive Compensation	15
Executive Officers	15
Compensation Discussion and Analysis	15
Compensation Committee Report	25
Summary Compensation Table	25
Grants of Plan-Based Awards	27
Outstanding Equity Awards	29
Option Exercises and Stock Vested	30
Pension Benefits	30
Nonqualified Deferred Compensation	31
Potential Payments Upon Termination or Change in Control	32
Equity Compensation Plan Information	36
Compensation Committee Interlocks and Insider Participation	37
Beneficial Ownership of Our Common Stock	37
Section 16(a) Beneficial Ownership Reporting Compliance	39
Certain Relationships and Related Transactions	39
Policies and Procedures Relating to Transactions with Related Persons	39
Proposal 2. Ratification of Appointment of Independent Registered Certified Public Accounting Firm	40
Principal Accountant Fees and Services	40
Report of the Audit Committee	41
Proposal 3. Advisory Vote on Executive Compensation	43
Proposal 4. Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation	44
Additional Information	44
Other Matters	44
Shareholder Proposals and Nominations	44
Shareholder Communication with Directors	45
Annual Report on Form 10-K	45
Solicitation of Proxies	46

FPIC INSURANCE GROUP, INC.

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

April 14, 2011

Proxy Statement
Annual Meeting of Shareholders
To Be Held June 3, 2011

The Board of Directors of FPIC Insurance Group, Inc. (which we refer to as "the Company," "FPIC," "us," "we," or "our") is furnishing you this Proxy Statement in connection with the solicitation of proxies to be voted at our 2011 annual meeting of shareholders. The meeting will be held Friday, June 3, 2011, at the Ponte Vedra Lodge and Club, 607 Ponte Vedra Boulevard, Ponte Vedra Beach, Florida 32082, at 10:00 a.m., eastern time.

Our annual report to shareholders for 2010, this Proxy Statement, and the accompanying proxy/voting instruction card are being distributed on or about April 14, 2011 to shareholders entitled to vote.

All properly executed written proxies that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the meeting. Your proxy may also be voted at any adjournments or postponements of the meeting.

Only shareholders of record at the close of business on April 1, 2011 are entitled to vote at the meeting or at adjournments or postponements of the meeting. Each holder of record on the record date is entitled to one vote for each share of common stock held. At the close of business on April 1, 2011, we had 8,339,934 shares of common stock issued and outstanding.

Questions and Answers about the Meeting and Voting

What is a proxy?

A proxy is your legal designation of another person to vote shares you own. If you designate someone as your proxy in a written document, that document is called a proxy or a proxy/voting instruction card. The proxy/ voting instruction card names two of our officers as proxies for the 2011 annual meeting of shareholders. These two officers are Pamela D. Harvey, Vice President and Controller, and Becky A. Thackery, Vice President and Director of Internal Audit.

What is a proxy statement?

A proxy statement is a document that the federal securities laws and regulations require us to give you when we ask you to sign a proxy/voting instruction card designating proxies to vote on your behalf. This Proxy Statement is being distributed on or about April 14, 2011 to shareholders entitled to vote at the meeting.

What different methods can I use to vote?

You may vote:

- by telephone;
- over the Internet;
- by mail; or
- in person at the annual meeting.

Even if you plan to attend the annual meeting, you may vote by telephone, over the Internet or by mail.

Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you use to vote, it is important that you follow the instructions that apply to your particular situation.

How do I vote if my shares are held in my name?

Via the Internet

You can simplify your voting by voting your shares via the Internet as instructed on the proxy/voting instruction card.

Voting by telephone

The proxy/voting instruction card includes a toll-free number you can call to vote. Call this number on a touch-tone phone with your proxy/voting instruction card in hand and listen for further instructions.

Voting by mail

You may elect to vote by mail. To do this, you should complete, sign and date your proxy/voting instruction card and mail it in the postage-paid envelope provided to you with this Proxy Statement.

Voting in person at the meeting

If you plan to attend the annual meeting, you can vote in person. To vote in person at the annual meeting, you will need to bring proper personal identification and evidence of your share ownership with you to the annual meeting.

What is the difference between a shareholder of record and a shareholder who holds shares in "street name?"

If your shares are registered in your name, you are a shareholder of record.

If your shares are in the name of your broker, bank or other nominee, your shares are held in "street name."

How do I vote if my shares are held in street name?

Voting by mail, telephone or the Internet

If your shares are held in street name, you should vote your shares using the method directed by your broker, bank or other nominee. A large number of banks and brokerage firms participate in online or telephone voting programs. These programs provide eligible street name shareholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

Voting by person at the meeting

If you plan to attend the annual meeting and to vote in person, you should contact your broker, bank or other nominee to obtain a broker's proxy and bring it, together with proper personal identification and your account statement or other evidence of your share ownership, with you to the annual meeting.

How do I vote shares held in the FPIC Insurance Group, Inc. Defined Contribution Plan?

If you own shares of our common stock through our Defined Contribution Plan ("401(k) Plan"), we will send you a voting instruction form for these shares. If you do not provide voting instructions for these shares, these shares will be voted by the trustee in the same proportion as the shares for which other participants have timely provided voting instructions.

What is the record date and what does it mean?

The record date for the 2011 annual meeting of shareholders is April 1, 2011. The Board of Directors, as required by law, has established the record date. Each holder of our common stock at the close of business on the record date is entitled:

- to receive notice of the meeting; and
- to vote one vote for each share of our common stock held on the record date at the meeting and at any adjournments or postponements of the meeting.

How many shares can be voted and what is a quorum?

A quorum is the minimum number of shares that must be represented in person or by proxy in order for us to conduct the annual meeting. As of the close of business on the record date, there were 8,339,934 shares of our common stock outstanding and approximately 1,423 holders of record. The attendance by proxy or in person of, or voting by telephone or over the Internet by, holders of a majority of the shares of our common stock entitled to vote at the annual meeting, or 4,169,968 shares of our common stock, will constitute a quorum to hold the annual meeting. If you grant your proxy, your shares will be considered part of the quorum.

How can I change my vote after I return my proxy/voting instruction card or vote by telephone or over the Internet?

You can revoke a proxy and change your vote at any time before the final vote at the annual meeting by any one of the following actions:

- giving written notice to our Secretary;
- delivering a later-dated proxy;
- subsequently voting by telephone or over the Internet; or
- voting in person at the meeting.

If your shares are held in street name, you must contact your broker, bank or other nominee to revoke your proxy.

Who counts the votes?

We have retained Broadridge Investor Communications Services to tabulate the proxies. T. Malcolm Graham, Secretary of the Company, has been designated as the inspector of elections for the 2011 annual meeting of shareholders to certify the results of voting.

What are your voting choices when voting for nominees for director standing for election?

In voting on the election of the two nominees for director to serve until their terms expire, you may vote in one of the following ways:

- in favor of both nominees;
- withhold votes as to both nominees; or
- withhold votes as to a specific nominee.

What vote is needed to elect directors?

Directors will be elected by a plurality of the votes cast by the shareholders voting at the meeting. A plurality of the votes, as distinguished from a majority, is the greatest number of votes cast by those voting. Non-voted shares and shares the votes of which are withheld will not affect the outcome of the election of directors. **The**

Board of Directors recommends a vote <u>FOR</u> each of the nominees.

What vote is needed to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2011?

Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2011 requires that the number of votes cast at the meeting in favor of the proposal exceed the number of votes cast against. Because abstentions and broker non-votes are not considered to be "votes cast," they will have no legal effect on the voting for the proposal. **The Board of Directors recommends a vote <u>FOR</u> ratification of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2011.**

What vote is needed for advisory approval of executive compensation?

Advisory approval of executive compensation requires that the number of votes cast at the meeting in favor of approving executive compensation exceed the number of votes cast against. Because abstentions and broker non-votes are not considered to be "votes cast," they will have no effect on the advisory voting with respect to this proposal. **The Board of Directors recommends a vote <u>FOR</u> the approval, on an advisory basis, of the compensation of our executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure contained in this Proxy Statement.**

What vote is needed for advisory approval of the frequency of advisory approval of executive compensation?

With respect to proposal 4, the frequency of the advisory vote on executive compensation, the alternative receiving the greatest number of advisory votes - every year, every two years or every three years - will be the frequency that shareholders approve on an advisory basis. Because abstentions and broker non-votes are not considered to be "votes cast," they will have no effect on the advisory voting with respect to this proposal. **The Board of Directors recommends a vote <u>FOR</u> the option of "<u>Every Three Years</u>" as the frequency for future advisory votes on executive compensation.**

What if a shareholder does not specify a choice for a matter when voting or returning a proxy/voting instruction card?

If you vote via the Internet, by telephone or by mailing a proxy/voting instruction card without indicating your choice for a matter, we will vote your shares consistent with the recommendations of our Board of Directors as stated in this Proxy Statement. If any other matters are properly presented at the annual meeting for consideration, then the persons named on your proxy will have discretion to vote for you on those matters in accordance with their best judgment. As of the date of this Proxy Statement, we knew of no other matters to be presented at the annual meeting.

How are abstentions and broker non-votes counted?

Abstentions and broker non-votes will be counted as present for quorum purposes but otherwise will have no effect on the matters voted upon at the meeting.

Where can I find the results of voting at the annual meeting?

We will announce the preliminary voting results at the meeting. We will publish the final voting results in our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") within four business days after the date of the annual meeting.

Proposal 1
Election of Directors

We have a classified Board of Directors, with three classes of directors. Members of each class hold office for three-year terms, and the terms of the classes are staggered so that the term of one class expires each year. The Board of Directors has fixed the number of directors at 10.

Two directors are to be elected at the 2011 annual meeting of shareholders to hold office until 2014 or until their successors are elected and qualified. The Nominating Committee of our Board of Directors has nominated for re-election the two incumbent directors whose current terms of office expire at the annual meeting: Kenneth M. Kirschner and David M. Shapiro, M.D. Each of the nominees has consented to stand for election. If, for any reason, either of the nominees is not a candidate when the election occurs, your proxy may be voted for a substitute nominee. The Board of Directors does not anticipate that either nominee will not be a candidate.

None of our directors, including the nominees, is related to a nominee or any other director, or to any of our executive officers, by blood, marriage or adoption. Further information regarding our directors is set forth below. All of our directors have served the Company for a long period of time and have a great familiarity with the Company's business, industry and affairs. The experience, qualifications and skills considered in determining that our directors should serve as directors appear below.

Nominees for Election - Terms Expiring in 2011

Kenneth M. Kirschner, 68, currently serves as Chairman of the Board of Directors and chairman of the Governance Committee. Mr. Kirschner is a member of the law firm of Kirschner & Legler, P.A. ("Kirschner & Legler") and counsel to the law firm of Smith, Gambrell & Russell, LLP. From 1998 until the formation of Kirschner & Legler in 2001, Mr. Kirschner was a partner in the Jacksonville office of the law firm of Holland & Knight LLP and, subsequently, of counsel to the law firm of Dewey & LeBoeuf LLP. Prior to 1998, Mr. Kirschner was a shareholder of Kirschner, Main, Graham, Tanner & Demont, P.A., a Jacksonville, Florida, law firm. As an attorney, Mr. Kirschner specializes in corporate and corporate governance matters, finance, and mergers and acquisitions. Mr. Kirschner served as General Counsel of the Company from January 2006 until March 2007. He has served as a director of the Company since 2002 and served as Vice Chairman of the Board of Directors of the Company from 2005 to 2007.

Mr. Kirschner has served the Company in a variety of leadership roles, including Chairman of the Board, Vice Chairman of the Board, and General Counsel. He has extensive experience advising clients (including businesses with insurance operations) with respect to corporate governance, finance, mergers and acquisitions, and general corporate matters.

David M. Shapiro, M.D., 57, is a partner in Ambulatory Surgery Center LLC, an ambulatory surgery center consulting company. Dr. Shapiro served as the senior vice president of medical affairs for Surgis, Inc. ("Surgis"), an ambulatory surgery center management company, until its sale in 2006. Prior to joining Surgis in 2000, Dr. Shapiro engaged in the private practice of anesthesiology in Fort Myers, Florida. Dr. Shapiro serves on the board of the Ambulatory Surgery Center Association, as its chair, as well as the Florida Society of Ambulatory Surgery Centers. He is also chair of the Ambulatory Surgery Collaboration Alliance. Dr. Shapiro holds designations both as a Certified Professional in Healthcare Risk Management (CHPRM) from the American Hospital Association and as Certified in Healthcare Compliance (CHC) from the Healthcare Compliance Certification Board. Dr. Shapiro has served as a director of the Company since 1996, is currently chairman of the Claims and Underwriting Committee, and served as Vice Chairman of the Board of Directors of the Company from 1999 to 2005. Dr. Shapiro also served as a director of our subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), from 1996 to 2006 and served on its Advisory Board from 2006 to 2007.

Dr. Shapiro provides us with his experience and skills as a physician and as a senior executive of healthcare providers. He has also long served as a member and chairman of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> EACH OF THE NOMINEES.

Incumbent Directors Whose Terms Expire in 2012

Richard J. Bagby, M.D., 70, is engaged in the private practice of diagnostic radiology and nuclear medicine in Orlando, Florida. Dr. Bagby has practiced medicine since 1972. In 2000, Dr. Bagby joined Boston Diagnostic Imaging Centers and Open MRI of Sanford as its medical director. Dr. Bagby is a past president of the Florida Medical Association ("FMA"), and is currently chairman of our Compensation Committee, and has served as a director of the Company since its formation in 1996. Dr. Bagby also served as a director of First Professionals, from 1993 until 2006 and served on its Advisory Board from 2006 to 2007.

Dr. Bagby provides us with his experience and skills as a physician and as past president of the FMA. He has also long served as a member of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

Robert O. Baratta, M.D., 70, is chairman and chief executive officer of Ascent, L.L.C., an imaging company, and is chief executive officer of Ascent Surgical Partners, LLC, an ambulatory surgery center development and management company. Prior to joining Ascent, L.L.C. in 2004, Dr. Baratta was president, chief executive officer and vice chairman of the board of directors of Ecosphere Technologies, Inc., formerly known as UltraStrip Systems, Inc. ("Ecosphere"), an environmentally protective marine industrial company. Prior to joining Ecosphere in 2001, Dr. Baratta engaged in the private practice of ophthalmology in Stuart, Florida, where he served as president and chairman of the board of directors of Stuart Eye Institute. Dr. Baratta began practicing medicine in 1973. He has served as a director of the Company since its formation in 1996 and served as Chairman of the Board of Directors from 1999 until May 2007. Dr. Baratta currently serves as Immediate Past Chairman of the Board of Directors. Dr. Baratta also served as a director of First Professionals from 1993 to 2000.

Dr. Baratta provides us with his experience as Chairman of the Board of Directors and as a physician and a senior executive of healthcare providers and other businesses. He has also long served as a member of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

John R. Byers, 56, is President and Chief Executive Officer of the Company. Mr. Byers joined us in January 1999 as Executive Vice President and General Counsel and has served as our President and Chief Executive Officer since July 2000. Before joining us, Mr. Byers was a partner in the Jacksonville office of the Dewey & LeBoeuf LLP law firm from 1988 until 1998.

Mr. Byers provides a deep understanding of our business gained from his long service as Chief Executive Officer of the Company. He also provides us with his experience as our former General Counsel, his legal experience, and skills, and his experience on other boards of directors.

Terence P. McCoy, M.D., 66, is a past president of the FMA and a former member of the Florida Board of Medicine where he chaired the Expert Witness Committee. He was a Florida delegate to the American Medical Association ("AMA") and was elected to the AMA Council on Constitution and Bylaws. Dr. McCoy served as chief of the medical staff of Tallahassee Memorial Hospital, where he was a member and chair of the physician credentialing committee for many years. He is a licensed healthcare risk manager and holds a faculty appointment at the Florida State University College of Medicine. Dr. McCoy was a founding member and later chairman of the board of Healthplan Southeast. He is now actively involved in management of property and financial holdings. He served as a director of First Professionals from 1998 to 2006 and was a member of its Advisory Board from 2006 to 2007. Dr. McCoy has served as a director of FPIC since 2003 and is currently chairman of our Investment Committee.

Dr. McCoy provides us with his experience and skills as a physician and as past president of the FMA and his experience with healthcare providers. He has also long served as a member of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

Incumbent Directors Whose Terms Expire in 2013

John K. Anderson, Jr., 62, is managing partner of Bott-Anderson Partners, Inc. ("Bott-Anderson"), an investment consulting firm headquartered in Jacksonville, Florida, and a senior advisor to Brown Gibbons Lang & Company ("Brown Gibbons"), an investment banking firm headquartered in Cleveland, Ohio. Prior to joining Brown Gibbons in September 2007 and Bott-Anderson in April 2003, Mr. Anderson was executive vice president, treasurer, chief financial officer and secretary of American Heritage Life Investment Corporation ("American Heritage"), a life insurance company headquartered in Jacksonville, Florida, wholly owned by The Allstate Corporation. From 1993 until he joined American Heritage in January 1996, Mr. Anderson served as chief executive officer of E.G. Baldwin & Associates, Inc., a regional distributor of medical imaging products and services to hospitals and other medical providers based in Cleveland, Ohio. Prior to that, he was president and chief executive officer of Capitol American Life Insurance Company based in Cleveland, Ohio, and before that executive vice president and chief financial officer of Baptist Health Systems, Inc., in Jacksonville, Florida. Mr. Anderson is also chairman of the board of directors of Baptist Medical Center Beaches in Jacksonville Beach, Florida and a member of the board of directors of CNL Bank, First Coast in Jacksonville, Florida. Mr. Anderson is a registered financial principal and a chartered life underwriter and a former certified public accountant. Mr. Anderson has served as a director of the Company since 2001 and is currently Vice Chairman of the Board of Directors and chairman of the Audit Committee.

Mr. Anderson has for a number of years served as chairman of our Audit Committee and as "audit committee financial expert." He also provides us with his experience as chief financial officer of other companies with significant insurance operations and as an officer or director of various healthcare providers.

M. C. Harden, III, 58, has served since 1976 as chairman of the board and chief executive officer of Harden & Associates, Inc. ("Harden & Associates"), an insurance broker and risk management and employee benefits consulting firm located in Jacksonville, Florida. Mr. Harden also serves on a number of community and corporate boards, including the board of directors of Baptist Health System, Inc. Mr. Harden formerly served as chair of the Jacksonville Regional Chamber of Commerce. Mr. Harden also served as chairman of the Jacksonville Economic Development Commission from 2003 to 2007. Mr. Harden has served as a director of the Company since 2001.

Mr. Harden provides us with his experience as a senior executive in the insurance brokerage and risk management industry and as a member on other boards of directors, including of a major hospital system.

John G. Rich, 55, was appointed a director of the Company by the Board of Directors in November 2003 and was elected by the shareholders to the Board of Directors in 2004. Mr. Rich is a partner of Rich & Intelisano, LLP in New York, New York, a law firm specializing in securities and commodities litigation and arbitration. Mr. Rich has practiced law in New York since 1982.

Mr. Rich provides us with his legal experience and skills, as well as his business and financial skills.

Joan D. Ruffier, 71, currently serves on various state and community boards, including the University of Florida Foundation, where she served as president from 1998 until 2000, the University of Central Florida Foundation, and Shands Healthcare. Ms. Ruffier formerly served on the Board of Overseers of Rollins College. Ms. Ruffier has also served on various corporate boards, including Florida Progress Corporation and its subsidiary, Florida Power Corporation, the Federal Reserve Bank of Atlanta and SunTrust Bank, Orlando. Ms. Ruffier was general partner of Sunshine Cafes, located in Jacksonville, Florida and Orlando, Florida, from 1987 until 1998. Before joining Sunshine Cafes, Ms. Ruffier was a certified public accountant with Colley, Trumbower & Howell in Orlando, Florida, from 1982 until 1986. Ms. Ruffier has served as a director of the Company since 2002 and is currently chairman of the Strategic Planning Committee.

Ms. Ruffier has extensive experience as a member of other boards of directors, including of a major hospital system and major financial institutions. She also provides us with her understanding of political affairs, particularly in Florida, as well as her experience and skills as a certified public accountant.

Corporate Governance

Pursuant to the Florida Business Corporation Act and our articles of incorporation and bylaws, our business is managed under the direction of our Board of Directors. Members of our Board are kept informed of our business through discussions with our President and Chief Executive Officer and other officers, by reviewing materials provided to them, and by participating in meetings of the Board and its committees. In addition, to promote open discussion among our non-management directors, those directors meet in regularly scheduled sessions without management participation.

Our Board of Directors has a strong commitment to sound and effective corporate governance practices. We maintain a corporate governance page on our website (*www.fpic.com*), which includes key information about our corporate governance initiatives, including our Code of Conduct for Directors, Officers and Employees, our Code of Ethics, our Corporate Governance Guidelines, and the charters of our Audit, Compensation, Governance and Nominating Committees. The charter of our Nominating Committee contains our policy and procedures for nominations to our Board of Directors.

Code of Conduct; Code of Ethics; Corporate Governance Guidelines

Our Board of Directors adopted our Code of Conduct, which sets forth the fundamental legal and ethical principles for conducting all aspects of our business. Our Code of Conduct applies to all directors, officers and employees of the Company and its subsidiaries, as well as to agents and representatives doing business on our behalf. Our Code of Conduct, together with specific policies and procedures, outlines the behavior expected of such individuals in carrying out their daily activities within appropriate ethical and legal standards. Our Code of Conduct is available on the Corporate Governance page of our website (*www.fpic.com*).

We have also adopted a Code of Ethics, which applies to our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions for us. The Code of Ethics is also available on the Corporate Governance page of our website (*www.fpic.com*).

Our Board of Directors has also adopted our Corporate Governance Guidelines. Our Governance Committee is responsible for overseeing our Corporate Governance Guidelines and for reporting and making recommendations to our Board concerning corporate governance matters. Our Corporate Governance Guidelines address matters including board composition, director independence, selection of Board nominees, Board membership criteria, director compensation, mandatory retirement, meetings, executive sessions of non-management directors, evaluation of the performance of the Chief Executive Officer, committees, succession planning, director responsibilities, orientation and continuing education, and self-evaluation of the Board and Board committees. A copy of our Corporate Governance Guidelines is available on the Corporate Governance page of our website (*www.fpic.com*).

Board Leadership and Risk Oversight

In accordance with our Corporate Governance Guidelines, we follow the practice of not having our Chief Executive Officer also serve as Chairman of the Board of Directors. While our Board of Directors currently believes this practice is in the best interests of our shareholders and puts our Board of Directors in a better position to make independent evaluations and decisions, our Board could reevaluate this practice in the future.

Our Board of Directors exercises a risk oversight role directly and also through its various committees, especially its Audit Committee, which reviews financial and other risks and exposures, its Claims and Underwriting Committee, which reviews claims and underwriting risks, its Governance Committee, which reviews governance and compliance risks, its Investment Committee, which reviews investment risks, and its Compensation Committee, which reviews risks involving our compensation programs.

Board of Directors' Meeting Attendance

Our Board of Directors held 6 meetings during 2010, and committees of the Board of Directors held a total of 33 meetings. Overall aggregate attendance at such meetings was more than 99%. Each director attended more than 75% of the aggregate of all meetings of the Board of Directors and of the committees on which he or she served during 2010.

Our Board of Directors has adopted a policy that encourages all our directors to attend our annual meeting of shareholders. All of our directors attended the 2010 annual meeting.

Director Independence

Our Board of Directors has determined that all of our directors, other than John R. Byers, our President and Chief Executive Officer, are "independent," in accordance with the current rules of The Nasdaq Stock Market ("Nasdaq").

Except as discussed below, none of our independent directors has any relationship with us except as directors and shareholders. In determining the independence of Dr. Bagby, our Board considered the fact that he is a policyholder of our First Professionals subsidiary. In determining the independence of Drs. Bagby, McCoy and Shapiro, our Board considered their current membership in, and past positions with, the FMA, which has endorsed our medical professional liability insurance program, and its related organizations. In determining the independence of Mr. Kirschner, our Board considered that Mr. Kirschner served as our General Counsel from January 2006 until March 2007. Our Board also considered the transactions and relationships described below under the heading *Certain Relationships and Related Transactions.*

Board Committees

The Board of Directors has established an Audit Committee, a Claims and Underwriting Committee, a Compensation Committee, an Executive Committee, a Governance Committee, an Investment Committee, a Nominating Committee, and a Strategic Planning Committee.

The following table lists the current members of each of the Committees and the number of meetings held during 2010.

	Anderson*	Bagby*	Baratta*	Byers	Harden*
AUDIT		Chair			
CLAIMS AND UNDERWRITING		X	X		X
COMPENSATION	X	Chair			
EXECUTIVE	X		X	X	
GOVERNANCE		X	X	X	
INVESTMENT	X				X
NOMINATING	Chair	X			
STRATEGIC PLANNING			X		X

	Kirschner*	McCoy*	Rich*	Ruffier*	Shapiro*	Number of Meetings
AUDIT		X	X	X		8
CLAIMS AND UNDERWRITING		X			Chair	4
COMPENSATION			X		X	7
EXECUTIVE	Chair			X		—
GOVERNANCE	Chair			X		5
INVESTMENT	X	Chair			X	4
NOMINATING		X	X	X	X	2
STRATEGIC PLANNING	X		X	Chair		3

_____

* Independent Director

The Audit Committee. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is composed entirely of nonemployee directors, all of whom are considered independent under SEC and Nasdaq rules. The Board of Directors has determined that John K. Anderson, Jr., who has served on the Audit Committee since 2001 and as its chairman since 2003, satisfies the criteria for "audit committee financial expert" and that he is "independent" under SEC and Nasdaq rules. For more information on Mr. Anderson's background, see his biographical information under *Proposal 1. Election of Directors - Incumbent Directors Whose Terms Expire in 2013*.

The Audit Committee oversees our accounting, financial reporting and internal control processes and audits of our financial statements and provides assistance to the Board of Directors with respect to its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered certified public accounting firm ("Independent Accounting Firm"), and the performance of our internal audit function.

The duties of the Audit Committee include, among other things:

- Directly appointing, compensating, retaining, terminating and overseeing our Independent Accounting Firm and our independent actuaries;

- Pre-approving, or adopting appropriate procedures to pre-approve, all audit services, internal control-related services and non-audit services to be provided by our Independent Accounting Firm;

- Reviewing and discussing with our Independent Accounting Firm and management any major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles, and major issues concerning the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies, and the effect of regulatory and accounting initiatives as well as off balance sheet structures on our financial statements;

- Reviewing and discussing with our Independent Accounting Firm and management significant risks and exposures, if any, and the steps to monitor and minimize such risks and exposures;

- Reviewing and discussing our earnings press releases;

- Reviewing and discussing with our Independent Accounting Firm and management quarterly and year-end operating results, reviewing interim financial statements prior to their inclusion in Form 10-Q filings, and recommending to the Board of Directors the inclusion of the financial statements in our Annual Report on Form 10-K; and

- Reviewing and discussing disclosures made to the Audit Committee by our Chief Executive Officer and Chief Financial Officer during their certification process for our Annual Reports on Form 10-K and

Quarterly Reports on Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses in internal controls or about any fraud involving management or other employees who have a significant role in our internal controls.

For more details regarding the duties and responsibilities of the Audit Committee, please refer to the Report of the Audit Committee below.

The Claims and Underwriting Committee. The Claims and Underwriting Committee performs various functions with respect to our insurance underwriting and claims-related matters.

The Compensation Committee. The Compensation Committee is composed entirely of nonemployee directors considered independent under SEC and Nasdaq rules. The Compensation Committee establishes our executive compensation. For more detailed information regarding the Compensation Committee's administration of our executive compensation program, please refer to the *Compensation Discussion and Analysis* below.

The Compensation Committee has a written charter, which is available on our website (*www.fpic.com*).

The Executive Committee. The Executive Committee may exercise the powers of the Board of Directors, subject to the limitations of Florida law, whenever the Chairman of the Board of Directors determines that it is not practical for the full Board of Directors to meet and action is required to be taken on matters that the Chairman of the Board determines to be of an urgent nature.

The Governance Committee. A majority of the members of the Governance Committee is comprised of nonemployee directors considered independent under SEC and Nasdaq rules. Only Mr. Byers is not considered independent.

The Governance Committee's responsibilities are, among other things, to:

- Ensure that the Board of Directors is independent, effective, competent and committed to enhancing shareholder value. To this end, the Committee provides input to the Nominating Committee in connection with that Committee's selection and nomination (or re-nomination) of individuals who provide the needed qualities and competencies that the Board may require from time to time;

- Oversee director remuneration, including equity compensation under the Director Stock Plan;

- Review and jointly recommend with both the Chairman and Vice-Chairman of the Board all nominations for committee memberships (including the Governance Committee itself) and their terms of office;

- Develop and implement methods for evaluating the performance and effectiveness of each director, the Board as a whole, the Chairman of the Board, the Vice-Chairman of the Board, the Chief Executive Officer, and all Board committees and their chairmen;

- Oversee the senior management succession plan;

- Develop and recommend to the Board a set of Corporate Governance Guidelines and a Code of Conduct and Ethics and review these at least annually; and

- Review and, if desirable, suggest revisions to the Company's Bylaws on a periodic basis.

The Governance Committee has a written charter, which is available on our website (*www.fpic.com*).

The Investment Committee. The Investment Committee oversees our investment policy with respect to portfolio investments and recommends such investment policy to the Board of Directors for its approval.

The Nominating Committee. The Nominating Committee is comprised solely of directors considered independent under SEC and Nasdaq rules. There is a subcommittee of the Nominating Committee known as the "Nomination Review Subcommittee," which is comprised of the members of the Nominating Committee who are also members of the Governance Committee.

The Nomination Review Subcommittee has the duty and responsibility to:

- Identify, interview and recruit candidates for the Board, based on, among other qualifications, his or her capability, availability to serve, conflicts of interest, and other relevant factors; and

- Select proposed nominees for directors (for election by shareholders and to recommend candidates to fill vacancies) and present them to the Board for its views and input.

As part of its selection process, the Nomination Review Subcommittee considers timely suggestions from any member or committee of the Board and may consider recommendations from other sources of director candidates. The Nomination Review Subcommittee also will, if warranted, investigate and interview such candidates and report its conclusions with respect to each person considered (whether or not investigated or interviewed) to the Board.

The Nomination Review Subcommittee will also consider nominees timely proposed by shareholders in the manner set forth below in this Proxy Statement from time to time.

The Nominating Committee has the duty and responsibility to choose any person or persons it may select in its sole discretion (whether or not such person had been considered by the Board) for nomination as a director and to recommend a candidate to fill any vacancy existing on the Board, but only after the Nomination Review Subcommittee will have presented its selections to, and received the views of and input from, the Board. The Nominating Committee also is to establish such other policies and procedures as it deems appropriate to be followed in the selection of directors and nominees for directors.

In evaluating director nominees, among other things, the needs of the Board of Directors and its committees and the qualifications of sitting directors are considered. While the Nominating Committee has no specific, minimum qualifications for directors or director nominees, in general terms, the Nominating Committee considers, among other things, the following criteria: (i) personal and professional integrity; (ii) achievements and skills; (iii) personal attributes, including leadership abilities, strength of character, ethics, practical wisdom, mature judgment, inquisitiveness and independence of mind, interpersonal skills, including the ability to work together with other members to make a contribution to the work of the Board of Directors and its committees, and the ability and willingness to commit the necessary time required for membership on the Board and its committees; and (iv) experience attributes, including education, expertise, industry knowledge, business knowledge, financial acumen, special expertise, and diversity of viewpoints. Although the Nominating Committee believes that members should represent a balance of diverse backgrounds and skills relevant to our needs that together ensure a strong board of directors, neither the Nominating Committee nor the Board of Directors has a specific policy with regard to consideration of diversity in identifying director nominees. The same criteria are applied to shareholder-recommended nominees.

The Nominating Committee has a written charter, which is available on our website (*www.fpic.com*).

The Strategic Planning Committee. The Strategic Planning Committee has responsibility for (i) providing broad strategic direction; (ii) considering strategic implications; (iii) providing oversight of strategic activities; and (iv) considering alignment of corporate activities with long-term strategic goals and direction. The Strategic Planning Committee also establishes budgetary guidelines and processes for us, the Board of Directors and the Board of Directors' committees and oversees the budgeting function.

Director Compensation

The following describes the various elements of our director compensation program.

Annual Board Retainers. An annual retainer of $60,000 is paid to each member of the Board of Directors who is not an employee of ours, subject to reduction as determined by the Board of Directors in the event a director is absent from more than 25% of the Board of Directors' meetings during any calendar year. The Chairman of the Board receives an additional annual Board fee of $25,000 and the Vice Chairman of the Board and the Immediate Past Chairman of the Board each receive an additional annual Board fee of $6,000.

Annual Committee Retainers. Annual retainer fees to the nonemployee chairmen of the committees of the Board of Directors are paid as follows:

	Chairman	
Audit	$	9,000
Compensation	$	5,000
Governance	$	2,500
Executive	$	—
Nominating	$	—
All Other	$	2,500

Fees for Off-Cycle Meetings. A fee of $650 is paid to each nonemployee member of the Board of Directors for attendance at any "Off-Cycle" meeting of the Board of Directors or any Committee of the Board of Directors (regardless of whether the Director is a member of that Committee). "Off-Cycle" means (i) any meeting of the Board of Directors in excess of five meetings per year and (ii) any meeting of any Committee of the Board of Directors not coinciding with a regularly scheduled meeting of the Board of Directors.

Equity Compensation. Each nonemployee member of the Board of Directors receives on the date of each of our annual meetings of shareholders an award under our Amended and Restated Director Stock Plan (the "Director Stock Plan") of 1,500 shares of restricted common stock, which fully vest on the first anniversary of the date of grant. In addition, any new nonemployee directors will receive on the date of their initial election to the Board of Directors an award under our Director Stock Plan of 1,500 shares of restricted common stock, which will fully vest on the first anniversary of the date of grant.

Payment or Reimbursement for Reasonable Expenses. Reasonable expenses incurred by a director for attendance at meetings of the Board of Directors and its committees are paid or reimbursed by us.

Deferred Compensation Plan. We also offer our directors a nonqualified deferred compensation plan, under which directors may defer all or a portion of their fees earned as directors. Under this plan, deferred fees will be paid, as adjusted for investment gains or losses, at such time in the future as specified by the participating director under the terms of the plan.

Insurance Coverages. We also provide our nonemployee directors with coverage under a group accidental death and dismemberment policy that provides up to a $500,000 benefit. We pay for this coverage, and the aggregate cost of this coverage for all nonemployee directors during 2010 was approximately $2,101. If they desire, and at their own expense, we also include our nonemployee directors in our group health insurance plan.

The following table provides the information specified with respect to compensation of our nonemployee Directors during 2010.

Director Compensation for the Year Ended December 31, 2010

Name	Fees Earned or Paid in Cash	Stock Awards (1) (2)	Total
John K. Anderson, Jr.	$ 81,500	$ 39,270	$ 120,770
Richard J. Bagby, M.D.	$ 70,850	$ 39,270	$ 110,120
Robert O. Baratta, M.D.	$ 73,150	$ 39,270	$ 112,420
M. C. Harden, III	$ 66,500	$ 39,270	$ 105,770
Kenneth M. Kirschner	$ 94,650	$ 39,270	$ 133,920
Terence P. McCoy, M.D.	$ 69,000	$ 39,270	$ 108,270
John G. Rich	$ 66,500	$ 39,270	$ 105,770
Joan D. Ruffier	$ 69,650	$ 39,270	$ 108,920
David M. Shapiro, M.D.	$ 69,650	$ 39,270	$ 108,920

——————

(1) In accordance with new SEC disclosure rules, the amounts included in the "Stock Awards" column represent the grant date fair value of awards of restricted stock to directors made in 2010, computed in accordance with Accounting Standards Codification Topic 718 ("ASC Topic 718"). For a discussion of valuation assumptions, see *Note 15, Share-Based Compensation Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) At December 31, 2010, the following directors had the total number of shares underlying outstanding unexercised options and the total number of shares of outstanding unvested restricted stock shown in the table below:

	Shares Underlying Stock Options	Shares of Restricted Stock
John K. Anderson, Jr.	37,500	1,500
Richard J. Bagby, M.D.	7,500	1,500
Robert O. Baratta, M.D.	—	1,500
M. C. Harden, III	37,500	1,500
Kenneth M. Kirschner	15,000	1,500
Terence P. McCoy, M.D.	7,500	1,500
John G. Rich	—	1,500
Joan D. Ruffier	—	1,500
David M. Shapiro, M.D.	30,000	1,500

Executive Compensation

Executive Officers

The following table lists our executive officers and sets forth certain information concerning them.

Name	Age	Position	Executive Officer Since
John R. Byers	56	President and Chief Executive Officer	1999
Charles Divita, III	41	Chief Financial Officer	2006
Robert E. White, Jr.	64	President of insurance subsidiaries	2006

For information regarding Mr. Byers, see *"Proposal 1. Election of Directors - Incumbent Directors Whose Terms Expire in 2012."*

Mr. Divita became Chief Financial Officer of the Company on January 1, 2006. Prior to that time, Mr. Divita was Senior Vice President - Operations and Strategy of the Company and has been with us since 2000 in various executive capacities. Prior to joining us, Mr. Divita held management positions with Prudential Financial in the areas of operations and risk management.

Mr. White has served as President of First Professionals since 2002 and also serves as the President or Chairman of our other insurance subsidiaries. Mr. White joined us in 2000 as Senior Vice President of administration of First Professionals. Prior to 2000, Mr. White was a senior claims officer of ProNational Insurance Company.

Compensation Discussion and Analysis

Our executive compensation program is administered by the Compensation Committee of our Board of Directors, which is comprised solely of independent directors who also qualify as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Executives of our Advocate, MD Financial Group Inc. subsidiary are covered by separate contractual compensation arrangements through November 2011.

Executive Summary

Our executive compensation programs have remained substantially the same (except that in 2008 we eliminated stock options in favor of performance units and made changes in our executive retirement programs) for several years. We believe our programs are effectively designed and working well in alignment with the interests of our shareholders and are instrumental to achieving our business strategy.

In December 2009, the Compensation Committee established 2010 base salaries and performance goals for our executives. Consistent with other cost cutting measures implemented by the Company, the Compensation Committee generally limited management (other than Mr. Divita, whose base salary was increased to bring it more in line with that of his peers) to a three percent cost of living base salary increase. In addition, the Compensation Committee reduced 2010 long-term equity incentive awards by 12.5 percent. This resulted in a generally across the board reduction in management's target 2010 total direct compensation (base salary, target annual incentive cash award, and target value of long-term equity incentive awards). These steps were taken despite the Compensation Committee's belief that our executives were effectively executing our strategic plan and producing strong financial and operating results during a challenging operating environment.

Pay for Performance. Our compensation program is designed to provide a close alignment of executive compensation with Company performance. During 2010, from 55 percent to 66 percent of our executive officers' total target direct compensation was comprised of annual cash incentive awards and long-term equity incentive awards.

In 2010, we produced strong financial and operating results despite challenging market and industry conditions. Highlights of our 2010 results include the following:

- Net premiums written increased by 12 percent during 2010 compared to 2009.

- Our net income per diluted share was $3.03 compared to $3.09 in 2009.

- Our return on average shareholders' equity for 2010 was approximately 12 percent (excluding an after-tax expense of approximately $2.5 million related to our estimate of the contingent consideration to be paid for our acquisition of Advocate, MD Financial Group Inc.).

- Our book value per share increased by approximately 12 percent during 2010.

As a result of the Company's strong performance in 2010, the Company achieved higher levels of consolidated operating earnings per share, return on average equity and strategic performance during 2010 than the target levels under the Company's annual cash incentive plan. These target levels were set by the Compensation Committee in December 2009 in alignment with the strategic plan approved at that time by the Strategic Planning Committee of our Board of Directors. This strong 2010 performance resulted in cash payouts to our executive officers under our annual cash incentive program of 125 percent of the target level.

75 percent of long-term incentive equity awards granted to executive officers in 2009 and 2010 consisted of performance unit awards (which are settled solely in stock), and the remaining 25 percent consisted of traditional time-vesting (with a three-year vesting period) restricted stock. Performance units granted in 2009, which vested based on the Company's achievement of adjusted return on average equity during 2009 and 2010, had performance that exceeded the 12 percent target (which was set by the Compensation Committee in December 2008 in alignment with the strategic plan approved at that time by the Strategic Planning Committee) and vested at the end of 2010 at the 110 percent performance level. These awards are reflected in the Options Exercised and Stock Vested table below and for 2009 in the Summary Compensation Table below at the grant date fair value.

Compensation Program Practices: We employ several practices that ensure consistent leadership, decision-making and actions among our executive officers that are consistent with our values and strategies without taking inappropriate or unnecessary risks. These practices include:

- In 2008, we eliminated stock options in favor of other types of long-term equity incentives as a means of rewarding Company performance rather than solely through stock price appreciation for our executive officers by making grants comprised of 75 percent performance stock units and 25 percent restricted stock.

- In 2010, we initiated risk management assessments for our compensation and benefits programs and human resources data management processes and practices relative to executive and non-executive compensation.

- We maintain a reasonable relationship between the compensation of our Chief Executive Officer and that of our other executives.

- Approximately 33 percent of the annual target direct compensation of our executive officers is in the form of long-term incentive equity awards, and 55 percent to 66 percent of compensation is variable in the form of annual cash incentives and long-term incentive equity awards.

- We have limited the potential annual cash incentive amounts, and the potential number of shares issuable under performance unit awards to 1.5 times the target amount.

- We have a balance of short-term (annual revenue, operating earnings per diluted share, return on average equity, and annual strategic goals) and long-term (return on two-year average equity) performance measures.

- We have a balance of time horizons for our incentive awards, including an annual cash incentive program, two-year performance units and three-year vesting restricted stock awards.

- Our Compensation Committee is comprised solely of independent directors, and our compensation programs are subject to a thorough process that includes Compensation Committee review and approval of program design and practices.

- Our Compensation Committee receives the advice of an independent, third-party compensation consultant engaged by the Compensation Committee, which performs no other work for us.

Objectives of Our Executive Compensation Program

The goal of our executive compensation program is to establish remuneration in an appropriate, fair manner that is aligned with our financial and strategic business objectives, that is justifiable and within peer norms, and that provides incentives sufficient to attract and retain high-performing executives. Also, the program seeks to align, insofar as is practicable, the interests of management with those of our shareholders. In addition to providing a competitive level of base pay, the program is designed to reward:

- efforts that result in increased shareholder value;

- commitment to the long-term success of the Company; and

- consistent achievement of Company, individual and business unit objectives.

How We Chose Amounts or Formulas for Each Element of Compensation

Each executive's current and prior compensation as well as the executive's and the Company's performance is considered in setting future compensation. In addition, we review the compensation practices of other companies. To some extent, our compensation plan is based on the market and the companies we compete against for employees. Each element of compensation for executives is established at a level that the Compensation Committee believes is both appropriate and consistent within the industry and relative to peer companies. The Compensation Committee examines many other criteria used in determining the appropriate level of compensation, including, but not limited to, industry surveys, consumer price index data, the recommendation of our President and Chief Executive Officer, scope of responsibility, and productivity, as well as issues involving expense and risk control, management development, and strategic planning. The Compensation Committee also considers how each element of compensation relates to each other element and to total compensation in an effort to ensure a proper balance between the elements and a proper level of total compensation. Beginning in 1999, and in connection with 2010 compensation, the Compensation Committee utilized the services of a compensation advisor, Frederic W. Cook & Co., Inc. ("Frederic Cook"), both in determining the compensation practices of our peers and for advice concerning the overall design and individual elements of our compensation program. Frederic Cook was engaged directly by the Compensation Committee.

Peer Group Analysis

In 2006, Frederic Cook performed a thorough analysis of the compensation practices and levels of a Peer Group determined by them. This Peer Group consisted of companies with business operations that compete with us or operate in the financial services industry generally. The Compensation Committee recognized that many of these companies were larger than we are and operated in different geographical areas, and the Compensation Committee considers these factors in its decision-making. The Peer Group was comprised of the following seven companies:

- American Physicians Capital, Inc.;

- Fremont General Corporation;

- Markel Corporation;

- Philadelphia Consolidated Holdings Corporation;

- PICO Holdings, Inc.;

- ProAssurance Corp.; and

- SCPIE Holdings, Inc.

Peer Group compensation data was limited to publicly available information and therefore generally did not provide precise comparisons by position as offered by more comprehensive survey data. As a result, the Compensation Committee has used Peer Group data on a limited basis to analyze the competitiveness of our compensation and the consistency between our target compensation and our general compensation philosophy. In its review of 2010 compensation, the Compensation Committee did not ask Frederic Cook to conduct an additional Peer Group study but rather utilized the 2006 Peer Group study as part of its overall assessment of executive compensation. In 2010, the Compensation Committee engaged BDO Seidman LLP ("BDO"). BDO performed an additional analysis of the 2009 compensation of the Company's executive officers against a peer group newly-constructed by BDO and reported that the Company's 2009 executive compensation levels were generally in the competitive range when compared to this peer group.

Elements of Our Executive Compensation Program

Our executive compensation program is comprised of two basic components: direct compensation and post-employment and other benefits. Direct compensation consists of base salary, annual incentive award, and long-term incentive compensation. While the Compensation Committee recognizes the importance of maintaining competitive post-employment and other benefits, direct compensation is the primary method through which we have sought to achieve our compensation objectives. The following table shows the percentages of total cash compensation, total direct compensation and total compensation comprised by the separate elements of our direct compensation program for each of our executive officers in 2010:

	Mr. Byers	Mr. Divita	Mr. White
Percentage of Total Cash Compensation:			
Base salary	44	62	62
Annual incentive award	56	38	38
Long-term incentive award*	—	—	—
Total	100	100	100
Percentage of Total Direct Compensation:			
Base salary	32	41	42
Annual incentive award	39	25	26
Long-term incentive award*	29	34	32
Total	100	100	100
Percentage of Total Compensation:			
Base salary	29	38	36
Annual incentive award	36	24	23
Long-term incentive award*	26	32	27
Total	91	94	86

_____

*   The amount shown is based on the grant date fair value of the awards made in 2010, excluding 2011 awards granted in December 2010.

The Compensation Committee believes that these amounts and percentages are reasonable and appropriate.

Post-employment and other benefits consist of severance and change in control benefits and retirement, disability, and other arrangements.

Direct Compensation Program

Base Salary. We use base salaries to provide the foundation of a fair and competitive compensation opportunity for each individual executive officer. Generally, the Compensation Committee sets base salaries for the coming year at the last committee meeting of each calendar year by reviewing data presented by our management and the Committee's compensation advisor. The most important factors considered by the Compensation Committee in setting executive base salaries for 2010 were the executive's performance, the executive's then-current salary, changes in cost-of-living, the recommendation of Frederic Cook, and the recommendation of Mr. Byers. The Compensation Committee also considered the Company's efforts to implement cost reductions in a challenging operating environment and accordingly determined to limit management (other than Mr. Divita, for the reasons discussed below) to a three percent cost of living base salary increase. In the case of Mr. Divita, the Compensation Committee determined that a greater base salary increase was appropriate in order to bring his compensation more into line with that of chief financial officers of the Company's peer group. Other elements of direct compensation are dependent on the determination of base salary to the extent they are expressed as percentages of base salary.

When considering individual performance for purposes of establishing an executive's base salary, the Compensation Committee considers an appraisal of the executive's performance in his area of responsibility, which in the case of each executive officer other than our Chief Executive Officer is performed by our Chief Executive Officer. In the case of our Chief Executive Officer, the review is performed by the Governance Committee of the Board of Directors. The appraisal assesses each executive's competence and level of proficiency at which the executive operates on a range of core competencies that are key to the executive's position. In addition, this appraisal process necessarily entails a subjective assessment of the executive's success in assisting the Company in achieving its financial and strategic goals.

In the case of Mr. Byers, the Governance Committee also establishes annual goals, evaluates his achievement of these goals, and delivers this evaluation to the Compensation Committee for consideration in establishing Mr. Byers' compensation package for the ensuing year. Mr. Byers' 2010 goals (the evaluation of Mr. Byers' achievement of which was communicated to our Compensation Committee for consideration in establishing Mr. Byers' 2011 base salary) included the following financial, long range planning, corporate values, external relations, strategic, and regulatory goals:

- *Financial Goals* included establishing and maintaining a budget approval process; achieving satisfactory corporate financial performance; and maintaining effective financial control over our subsidiaries.

- *Long Range Goals* included creating an annual business plan; succession planning for senior executives; and evaluating possible future mergers and acquisitions.

- *Corporate Values Goals* included insuring continued improvement in products and services; working towards maintaining a satisfactory competitive position; and ensuring compliance with all Sarbanes-Oxley requirements and procedures.

- *Relationship Goals* included working towards enhancing relationships with external corporate leaders and investors, our subsidiary business leaders, and our stockholders and acting as spokesman for our company.

- *Strategic Goals* included focusing on business retention and growth opportunities, capital management, and strategic opportunities.

- *Regulatory Goals* included managing our company through the regulatory environment in which we operate.

For 2010, it was determined that each of Messrs. Byers, Divita and White had performed at a consistently high level of proficiency in the key aspects of his position and that Mr. Byers had accomplished each of the goals established for him. This determination was considered by the Compensation Committee as factors in establishing our executive officers' base salaries for 2011.

Annual Incentive Award. Our annual Executive Incentive Compensation Plan ("EICP") is a broad-based program that links the compensation of participants directly to the accomplishment of specific business goals, as well as, for certain executives, to individual performance. Annual cash incentive compensation under the EICP is intended to focus and reward individuals based on measures identified as having a positive impact on our annual business results. Annual cash incentive awards to our executive officers are governed by our 2008 Senior Executive Annual Incentive Plan, which was approved by our shareholders in June 2008 and which was intended to make awards under this plan qualify as performance-based compensation to the extent permitted under Section 162(m) of the Code.

Our EICP is directly linked to financial and strategic objectives established by the Strategic Planning Committee of our Board of Directors. Our President and Chief Executive Officer presents to the Compensation Committee for its ultimate approval recommended corporate performance objectives, recommended weights to be given to each objective and recommended target award percentages. Frederic Cook has advised the Compensation Committee concerning the appropriateness of these target awards as a percentage of our executives' base salaries. Through this process, the Compensation Committee believes that it has established performance objectives that are challenging, that are consistent with the strategic objectives for the Company established by the Strategic Planning Committee, and that do not provide our employees incentives to take excessive risks. The annual cash incentive award for a given year is normally paid in a single installment in the first calendar quarter of the following year.

Annual incentive awards under the EICP are established as a target percentage of the participant's base salary with more senior executives being compensated at a higher percentage of base salary. The EICP is administered by the Compensation Committee, is consistent with the Compensation Committee's belief that a significant percentage of the compensation of the most senior members of our management should be performance-based, and is consistent with our policy of rewarding highly performing executives.

The payment amount, if any, of an incentive award is determined based on: (1) the attainment of Company-wide financial and strategic performance measures (including in the case of certain executives with operating responsibilities, financial and strategic performance measures relative to their operating subsidiary or group) and (2) (in the case of executives other than our executive officers) the attainment of individual performance measures. For 2010, annual incentive awards to our executive officers were based solely on Company-wide financial and strategic performance measures. Each performance measure is stated as a threshold, target and maximum performance level, which, if achieved, results in payments of 50 percent to 150 percent of the component of the target award related to that performance measure component. If the threshold measure is not achieved, no amount is paid. For purposes of evaluating financial performance components, the Compensation Committee may adjust our results, as determined under accounting principles generally accepted in the United States of America ("GAAP"), for unusual, non-recurring or other items at the Compensation Committee's discretion. Achievement of an individual performance component is determined by the Compensation Committee, based in part upon the recommendation of Mr. Byers, which is made by him after discussion with Messrs. Divita and White.

For 2010, the target award percentages were established for our executive officers at the same level as in prior years, as follows: 100 percent for Mr. Byers and 50 percent for Messrs. Divita and White.

Company-wide target financial and strategic performance objectives for 2010 were established in February 2010. These targets were as follows:

Measure	Threshold	Target	Maximum	Weight
Revenue	$ 185.2 million	$ 194.9 million	$ 204.6 million	10%
Operating earnings per diluted share	$ 2.44	$ 2.87	$ 3.30	50%
Return on average equity	6%	10%	14%	15%
Strategic measures	—	—	—	25%

Strategic measures included: maintaining financial strength; pursuing growth opportunities; successful integration of our Advocate, MD subsidiary, focusing on Florida legislative and regulatory matters; maintaining strong organizational capabilities; and effective oversight of our investment portfolio.

Long-Term Incentive Compensation. We make awards of long-term incentive compensation to our management, including our executive officers, under our Amended and Restated Omnibus Incentive Plan (the "Omnibus Incentive Plan"). These awards are designed to motivate our executives to create long-term shareholder value by linking executive compensation with company performance and increases in share price. In 2010, we made equity awards to our executive officers in the form of a combination of performance units and restricted stock.

Consistent with the Company's efforts to implement cost reductions in a difficult operating environment, the Compensation Committee reduced the grant date target value of 2010 long-term equity incentive awards by 12.5 percent from 2009 levels.

After in-depth discussions with Frederic Cook and management and an analysis of recent trends and relevant tax laws, the Compensation Committee determined that stock options were an expensive, unpredictable and relatively ineffective method of providing long-term incentives to our management employees. In addition, the Compensation Committee feels that multi-year performance unit awards more closely align executive compensation with Company objectives. The Compensation Committee, in consultation with Frederic Cook, views a combination of time-vested restricted stock and performance units, with more senior executives receiving a higher percentage of their awards in performance units than less senior executives, as more appropriate.

After discussions with the members of the Strategic Planning Committee and management, the Compensation Committee established the following terms for the performance unit awards granted in January 2010. Awards were made in units that entitle the holder to receive a payout of a number of shares of our Common Stock determined by multiplying the number of units by a Payout Percentage dependent upon our achievement of a performance goal during a two-year performance period ending December 31, 2011. The following table sets forth the Threshold, Target and Maximum Performance Goals for the Performance Period and the Payout Percentages resulting from achievement of these Performance Goals:

Performance Goals:	The following levels of ROAE*:	Payout Percentage:
Less than Threshold	—%	—%
Threshold	8%	50%
Target	10%	100%
Maximum	12%	150%
More than Maximum	—%	150%

———

* "ROAE" means the average of our "return on average equity" for the calendar years 2010 and 2011, as adjusted as applicable for certain adverse events including: the cumulative effect of accounting and tax changes; adverse impact of mergers and acquisitions; the effect of state-levied guaranty fund assessments to the extent not recovered during the performance period; and costs and expenses accrued or incurred associated with merger and acquisition activities that do not ultimately result in a transaction.

As is the case with our EICP described above, the Compensation Committee believes that these performance goals are challenging and consistent with our strategic objectives. The Compensation Committee recognizes that the structure of these awards might provide incentives to our executives to take certain actions that may not necessarily be in the Company's best interests, but the Compensation Committee does not believe that this risk is significant.

Generally, these performance unit awards vest at the end of the performance period; however: (i) a holder whose employment with the Company is terminated in the second year of the performance period receives one-half of his or her award; (ii) a holder who retires before the end of the performance period is eligible for a pro rata payout; (iii) a holder who dies or becomes disabled becomes 100 percent vested in his or her award; and (iv) upon a Change in Control (as defined) a holder becomes 100 percent vested and eligible to receive an immediate payout (using a Payout Percentage equal to the greater of 100 percent or the Payout Percentage determined as though the Performance Period had ended on the last day of the calendar quarter immediately preceding the earlier of the first public announcement of the Change in Control Event or of the Company's entry into a definitive agreement with respect to the Change in Control Event, the Company's entry into a definitive agreement with respect to the Change in Control Event, or the date the Change in Control Event occurs).

The restricted stock awards made in January 2010 have a three-year vesting period and no performance conditions.

In determining the number of shares of restricted stock and performance units to be granted, the Compensation Committee first decided upon the dollar value of awards to be granted, based on its assessment of compensation levels as described above.

The Compensation Committee also considers the outstanding amount of equity awards made in prior years in setting the amount of equity incentive awards, both as an indicator of the degree to which the interests of our executives are already aligned with shareholders and also as an indicator of how much of an additional incentive will be provided by an additional award.

The following table sets forth the equity incentive awards discussed above granted to our executive officers in January 2010, adjusted to reflect the 3-for-2 stock split on March 8, 2010:

	Number of Shares of Restricted Stock	Number of Performance Units	Total Estimated Grant-Date Value
Mr. Byers	6,586	19,761	$ 699,961
Mr. Divita	3,292	9,880	$ 349,941
Mr. White	3,292	9,880	$ 349,941

We take care to avoid questionable timing practices in connection with our equity incentive awards. Grants are initially considered by the Compensation Committee at its December meeting. For 2010, grants were finalized and made at a special meeting held as early in January as practicable on a date set by the Compensation Committee at its December meeting. Except with respect to new hires, we do not make grants of equity incentive awards to our executives at other dates. If at the time of any planned equity incentive award grant date, we were to be aware of material non-public information, we would not make the planned award grant on that date but would reschedule the meeting of the Compensation Committee to an appropriate time. The Compensation Committee does not delegate any function related to equity incentive awards.

Post-Employment and Other Benefits

Retirement Benefits. Our overall compensation package for our executive officers also includes various retirement benefits, including participation in our Defined Benefit Plan, 401(k) Plan and Nonqualified Deferred Compensation Plan.

Generally, the benefits offered to participants in these plans are intended to provide a measure of retirement security and serve a different purpose than do the other components of compensation. We believe that providing our executive officers with an appropriate level of retirement benefits is an important factor in our ability to attract and retain key executives.

401(k) Plan. Our 401(k) Plan is a broad-based, non-discriminatory qualified plan that is designed to encourage our employees to save for their retirement. Our contributions to our employees, including our executive officers, under this plan are limited. Our 401(k) Plan has two components. The plan allows employees to contribute up to 100 percent of their compensation earned, subject to statutory limitations (generally $16,500 for 2010, $22,000 in the case of employees age 50 and over), during the plan year. We match 100 percent of an employee's contributions up to 2.5 percent of compensation (provided that compensation for this purpose is limited to $245,000 for 2010). In addition, we may make a discretionary contribution of up to 25 percent of each participant's covered compensation (with compensation limited to $245,000 for 2010 for this purpose, also) for the plan year. For 2010, we made a discretionary contribution of six percent of covered compensation, subject to the applicable statutory limitations. The total matching and discretionary contributions we made to the accounts of our executive officers with respect to 2010 were $20,825 each.

Retirement Plans. Our retirement plans for executive officers consist of our Defined Benefit Plan and Deferred Compensation Agreements. Our Defined Benefit Plan is a funded, tax qualified, noncontributory plan that covers the majority of our employees, including executive officers.

In addition, pursuant to the Deferred Compensation Agreements entered into in December 2008 in consideration of the relinquishment by our executive officers of their accrued and vested benefits under our former Excess Benefit Plan and Supplemental Executive Retirement Plan ("SERP"), we contributed to the accounts of our executive officers under our Deferred Compensation Plan (a defined contribution plan) the following amounts in 2010:

John R. Byers	$	168,467
Charles Divita, III	$	21,875
Robert E. White, Jr.	$	74,864

For further information concerning our Defined Benefit Plan and our Deferred Compensation Agreements, see the *Pension Benefits* table below.

Nonqualified Deferred Compensation Plan. Our nonqualified Deferred Compensation Plan is offered to key employees, including our executive officers, selected by the Board of Directors. While we generally have not contributed to this plan (other than pursuant to the Deferred Compensation Agreements with Messrs. Byers, Divita and White discussed above) and thus historically have not considered this plan to be a part of our compensation program *per se*, we consider providing our executives the ability to manage their personal finances by deferring compensation into this plan to be an important benefit that we can afford with a low level of associated administrative cost. For further information concerning our Nonqualified Deferred Compensation Plan, see the *Nonqualified Deferred Compensation* table and accompanying narrative below.

Employment and Change in Control Severance Agreements. We have entered into employment and change in control severance agreements with our executive officers. These employment agreements are for three years in the case of Mr. Byers and two years in the cases of Messrs. Divita and White and provide for specified minimum levels of base salary, incentive compensation in accordance with our executive incentive compensation program, and such other benefits as we may provide to senior executives from time to time, including an automobile or automobile allowance and club dues. Severance under these employment agreements is provided if we terminate the executive's employment before the end of the term of employment for any reason other than cause (as defined) or if the executive terminates his employment within 90 days after we notify the executive that his agreement will not automatically be extended at the end of a year. Our change in control severance agreements with these executives provide change in control benefits on a so-called "double-trigger" basis. That is, severance benefits under these agreements are paid only if there is a change in control (as defined) of the Company and a termination of the executive's employment by his employer (or a constructive discharge) at the time of or within 36 months after the change in control or if termination of employment occurs prior to a change in control in contemplation of a potential change in control or occurs at the request of a third party in connection with a potential change in control.

These employment and change in control severance arrangements with our executive officers were entered into to assist us in attracting and retaining our executives as well as to help assure continuity of management.

Other Change in Control Benefits. Outstanding awards of restricted stock, performance units and unvested stock options made under our Omnibus Incentive Plan vest immediately upon a change in control. We believe that utilizing so-called "single trigger" vesting of these awards can be a powerful retention device during change in control discussions and removes employee uncertainty after a change in control occurs.

Other Benefits. Executives, together with employees generally, may participate in our Employee Stock Purchase Plan. Our employees also receive health and dental benefits, and life, short-term disability, and long-term disability insurance. Our executive officers also receive excess disability and life insurance coverage.

Our overall compensation plan for executives also includes certain perquisites, including, among other things, automobiles or automobile allowances and expense reimbursements and dues for approved social or country clubs, as provided by the employment agreements described above. In addition, we reimburse our executive officers for expenses of their spouses on company-related travel when appropriate. These perquisites are provided to assist us in attracting and retaining our executives.

Tax Considerations

Section 162(m) of the Code eliminates the tax deduction of any publicly held corporation for compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation qualifies as being performance-based within the meaning of Section 162(m). The increase in the trading price of our common stock in recent years resulted in a significant increase in the value of restricted stock awards (which do not qualify as performance-based) under our Omnibus Incentive Plan**.** As a result of these and other factors, Mr. Byers' non-performance based compensation for 2010 exceeded the $1,000,000 deductibility limit. Also, principally depending upon the value of restricted stock awards vesting in a particular future year, it is possible that Mr. Byers (and possibly other executive officers) could receive more than $1,000,000 of non-performance-based compensation in that year. The Compensation Committee has taken steps to mitigate the amount of executive compensation that might not be deductible under Section 162(m), including by adopting and obtaining shareholder approval of our 2008 Senior Executive Annual Incentive Plan.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the *Compensation Discussion and Analysis* contained in this Proxy Statement. Based on that review and those discussions, we recommended to the Board of Directors that such *Compensation Discussion and Analysis* be included in this Proxy Statement.

Compensation Committee
Report Submitted by:

Richard J. Bagby, M.D., Chairman
John K. Anderson, Jr.
John G. Rich
David M. Shapiro, M.D.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by us to our executive officers for 2008, 2009, and 2010 for all services in all capacities during these years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [1] [2]	Non-Equity Incentive Plan Compensation ($) [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [4]	All Other Compensation ($) [5]	Total ($) [1] [6]
John R. Byers President and Chief Executive Officer	2010	774,560	1,420,933	968,200	17,394	228,786	3,409,873
	2009	752,000	799,983	917,440	33,861	201,092	2,704,376
	2008	723,000	732,705	896,520	660,046	54,187	3,066,458
Charles Divita, III Chief Financial Officer	2010	416,667	710,427	260,416	4,102	75,607	1,467,219
	2009	379,600	399,992	231,556	14,362	70,209	1,095,719
	2008	365,000	366,330	226,300	147,881	51,838	1,157,349
Robert E. White, Jr. President, First Professionals	2010	467,900	710,427	292,437	39,437	143,627	1,653,828
	2009	454,272	399,992	276,425	54,497	137,745	1,322,931
	2008	436,800	366,330	268,850	344,699	85,439	1,502,118

———

(1)   The amounts shown for stock awards in 2010 include the following amounts for the 2010 plan year: $699,961 for Mr. Byers and $349,941 for each of Messrs. Divita and White. In compliance with SEC rules, stock awards for the 2011 plan year (which were made at the December 2010 meeting of our Compensation Committee) are also included in this table, as follows: $720,972 for Mr. Byers and $360,486 for each of Messrs. Divita and White.

(2)   In accordance with SEC disclosure rules, the amounts included in the "Stock Awards" column represent the grant date fair value of equity awards in accordance with ASC Topic 718. For a discussion of valuation assumptions, see *Note 15, Share-Based Compensation Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010. Please see the *Grants of Plan-Based Awards* table for more information regarding the stock awards we granted in 2010.

(3)   The amount shown for each named executive officer in the "Non-Equity Incentive Plan Compensation" column is attributable to an award under our EICP earned in the years shown, but paid in the succeeding year. Please see *Compensation Discussion and Analysis - Direct Compensation Program - Annual Incentive Award* and the *Grants of Plan-Based Awards* table below for more information regarding our EICP and the 2010 EICP awards and performance measures.

(4)   The amount shown for each named executive officer in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column for 2008 is attributable to the change in actuarial present value of the accumulated benefit under our Defined Benefit Plan, plus the excess of the amount of the initial contributions made to the named executive officer's account under our Nonqualified Deferred Compensation Plan pursuant to the Deferred Compensation Agreements effective December 31, 2008 over the actuarial present value of the executive's benefit at December 31, 2007 under our Excess Benefit Plan or SERP, as applicable. For 2009 and 2010, the amount shown is attributable to the change in actuarial present value of the accumulated benefit under our Defined Benefit Plan. See the *Pension Benefits* and *Nonqualifed Deferred Compensation* tables below and accompanying narrative.

(5)   The amounts shown in the "All Other Compensation" column are attributable to the following:

Name	Company Contributions to Retirement Plans (a)		Insurance Premiums (b)		Perquisites and Other Personal Benefits (c)		Total	
Mr. Byers	$	189,292	$	8,715	$	30,779	$	228,786
Mr. Divita	$	42,700	$	5,752	$	27,155	$	75,607
Mr. White	$	95,689	$	13,815	$	34,123	$	143,627

(a)   Matching and profit-sharing contributions made by us to the executive's account under our 401(k) Plan and contributions to the executive officer's account under our Deferred Compensation Plan pursuant to Deferred Compensation Agreements.

(b)   Premiums paid by us for executive disability, life, accidental death, and emergency medical insurance.

(c)   Perquisites included: participation in our executive automobile program; social club dues; and for Mr. White, expenses of his spouse during company-related travel. No individual perquisite exceeded $25,000.

(6)   The amount shown in the "Total" compensation column for each named executive officer represents the sum of all columns of the Summary Compensation Table.

Employment and Severance Agreements

We have entered into an employment agreement with Mr. Byers providing for a minimum annual salary and the opportunity for annual salary increases, incentive compensation, and other compensation and perquisites as approved by the Board of Directors. Under the agreement, Mr. Byers' minimum annual salary for 2010 was $774,560, which may be increased at the discretion of the Board of Directors. The agreement is for a term of three years and is annually extended automatically for an additional year unless the Board of Directors before the end of a year notifies Mr. Byers that the agreement will not be so extended. The term currently continues through December

31, 2013. We have also entered into employment agreements with Messrs. Divita and White providing for a minimum annual salary and the opportunity for annual salary increases, incentive compensation and other compensation and perquisites as approved by the Board of Directors. Under these agreements, Mr. Divita's minimum annual salary for 2010 was $416,667 and that of Mr. White was $467,900, each of which was increased for 2011 in the discretion of the Board of Directors. The agreements are for a term of two years and are annually extended automatically for an additional year unless the Board of Directors before the end of a year notifies Messrs. Divita or White that the agreement will not be so extended before the end of each year. The terms currently continue through December 31, 2012. See *Potential Payments Upon Termination or Change in Control* below for a description of the provisions of these employment agreements applicable upon termination of the executive officers' employment.

For a description of change in control severance arrangements we have entered into with our executive officers, see *Potential Payments Upon Termination or Change in Control* below.

Grants of Plan-Based Awards

The following table contains information concerning cash and equity incentive compensation awards during 2010 to our executive officers under our equity incentive and other plans. Share amounts have been adjusted to reflect our 3-for-2 stock split on March 8, 2010.

Grants of Plan-Based Awards
During the Year Ended December 31, 2010

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John R. Byers	1/4/2010	—	—	—	9,880	19,761	29,642	6,586	—	—	699,961
	12/10/2010	—	—	—	6,951	13,901	20,851	4,633	—	—	720,973
	—	387,280	774,560	1,161,840	—	—	—	—	—	—	—
Charles Divita, III	1/4/2010	—	—	—	4,940	9,880	14,820	3,292	—	—	349,941
	12/10/2010				3,475	6,950	10,425	2,317			360,486
	—	104,167	208,333	312,500	—	—	—	—	—	—	—
Robert E. White, Jr.	1/4/2010	—	—	—	4,940	9,880	14,820	3,292	—	—	349,941
	12/10/2010	—	—	—	3,475	6,950	10,425	2,317	—	—	360,486
	—	116,975	233,950	350,925	—	—	—	—	—	—	—

_____

(1)   The amounts shown reflect grants of 2010 EICP awards. In December 2009, our Compensation Committee established target EICP awards, expressed as a percentage of the executive's 2010 base salary, and individual, company, and subsidiary performance measures for the purpose of determining the amount paid out under the EICP for each executive officer for the year ended December 31, 2010. The amount shown in the "target" column represents the target percentage of each executive officer's 2010 base salary. For 2010, the target percentages were: 100 percent for Mr. Byers; and 50 percent for Messrs. Divita and White. The amount shown in the "maximum" column represents the maximum amount payable under the EICP, which is 150 percent of the target amount shown. The amount shown

in the "threshold" column represents the amount payable under the EICP if only the minimum level of Company performance of the EICP is attained, which is 50 percent of the target amount shown. Please see *Compensation Discussion and Analysis - Direct Compensation Program - Annual Incentive Award* for more information regarding our EICP and the 2010 EICP awards and performance measures.

(2)   The "Estimated Future Payouts Under Equity Incentive Plan Awards" column shows the range of shares that may be earned in respect of performance units granted under our Omnibus Incentive Plan in January 2010 for the two-year performance period covering fiscal years 2010 and 2011 and also in respect of performance units granted in December 2010 for the two-year performance period covering fiscal years 2011 and 2012. The number of shares that will be earned by each named executive will range from 0 percent to a maximum of 150 percent of the target number of shares and will be based upon the achievement of two-year cumulative Return on Average Equity, as adjusted, for the fiscal 2010-2011 period or the fiscal 2011-2012 period as applicable. The threshold level for a payout is 50 percent of the target performance goal. For additional information related to the performance measure and other terms of these performance units, see the *Compensation Discussion and Analysis* above.

(3)   The amounts shown reflect the number of shares of restricted stock received pursuant to awards granted under our Omnibus Incentive Plan, adjusted to our reflect 3-for-2 stock split on March 8, 2010. The restrictions on one-third of such shares lapse on each of the first three anniversaries of the date of grant. The restrictions on all shares will lapse if the executive officer's employment terminates as a result of death or disability, or if there is a change in control. Please see *Compensation Discussion and Analysis* above for more information regarding these awards of restricted stock.

(4)   The amounts included in the "Fair Value of Awards" column represent the full grant date fair value of the awards computed in accordance with ASC Topic 718. For a discussion of valuation assumptions, see *Note 15, Share-Based Compensation Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Outstanding Equity Awards

The following table contains information regarding awards under our equity incentive and other plans held at December 31, 2010, by our executive officers, adjusted to reflect our 3-for-2 stock split on March 8, 2010.

Outstanding Equity Awards at December 31, 2010

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested [1] ($)
John R. Byers	3,064	—	$ 15.37	12/12/2013	14,493 [2]	535,661	19,761 [3]	730,367 [3]
	22,500	—	$ 20.25	1/20/2015	2,052 [4]	75,842	13,901 [5]	513,781 [5]
	17,546	—	$ 23.51	1/6/2016	4,821 [6]	178,184	—	—
	81,672	—	$ 26.25	1/8/2017	6,586 [7]	243,419	—	—
					4,633 [8]	171,236	—	—
Charles Divita, III	12,603	—	$ 15.37	12/12/2013	1,026 [4]	37,921	9,880 [3]	365,165 [3]
	5,625	—	$ 20.25	1/20/2015	2,410 [6]	89,074	6,950 [5]	256,872 [5]
	8,773	—	$ 23.51	1/6/2016	3,292 [7]	121,672	—	—
	13,165	—	$ 26.25	1/8/2017	2,317 [8]	85,636	—	—
Robert E. White, Jr.	10,584	—	$ 15.37	12/12/2013	1,026 [4]	37,921	9,880 [3]	365,165 [3]
	11,250	—	$ 20.25	1/20/2015	2,410 [6]	89,074	6,950 [5]	256,872 [5]
	8,773	—	$ 23.51	1/6/2016	3,292 [7]	121,672	—	—
	13,165	—	$ 26.25	1/8/2017	2,317 [8]	85,636	—	—

_____

(1)   Market value is based on the closing price of our common stock on December 31, 2010 ($36.96), as reported by Nasdaq.

(2)   Restricted stock that vests on January 26, 2012.

(3)   The period of performance unit awards is January 1, 2010 to December 31, 2011. Number of unearned shares is based on achievement of 100 percent of the performance target. Market value is based on the closing price of our common stock as of December 31, 2010 ($36.96), as reported by Nasdaq.

(4)   Restricted stock that vests on January 4, 2011.

(5)   The period of performance unit awards is January 1, 2011 to December 31, 2012. Number of unearned shares is based on achievement of 100 percent of the performance target. Market value is based on the closing price of our common stock as of December 31, 2010 ($36.96), as reported by Nasdaq.

(6)   Restricted stock that vests in equal amounts on January 5, 2011 and 2012.

(7)   Restricted stock that vests in equal amounts on January 4, 2011, 2012 and 2013.

(8)   Restricted stock that vests in equal amounts on January 4, 2012, 2013 and 2014.

Option Exercises and Stock Vested

The following table contains information regarding vesting of awards of restricted stock under our equity incentive and other plans during 2010 by our executive officers adjusted to reflect our 3-for-2 stock split on March 8, 2010. No stock options were exercised by our executive officers in 2010.

Option Exercises and Stock Vested
During the Year Ended December 31, 2010

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John R. Byers	2,052	$ 54,515
	2,410	$ 62,994
	14,493	$ 359,233
	19,858	$ 517,300
Charles Divita, III	1,026	$ 27,257
	1,206	$ 31,517
	2,328	$ 60,590
	9,928	$ 258,624
Robert E. White, Jr.	1,026	$ 27,257
	1,206	$ 31,517
	2,328	$ 60,590
	9,928	$ 258,624

Pension Benefits

The following table contains information regarding our plans that provide for payments or other benefits at, following, or in connection with retirement of our executive officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit [1]	Payments During Last Fiscal Year
John R. Byers	Defined Benefit Plan	11.75	$ 213,838	$ —
Charles Divita, III	Defined Benefit Plan	10.75	$ 85,310	$ —
Robert E. White, Jr.	Defined Benefit Plan	10.75	$ 333,969	$ —

_____

(1)   For the assumptions used in calculating the present value of accumulated benefits, see *Note 16, Employee Benefits Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Our Defined Benefit Plan provides for payments of benefits to participants following, or in connection with, retirement. We also maintain our Nonqualified Deferred Compensation Plan, which is discussed below under the heading *Nonqualified Deferred Compensation.*

Our Defined Benefit Plan is a funded, tax-qualified, noncontributory plan that covers the majority of our employees, including executive officers. Under the Defined Benefit Plan, eligible employees, including employees who are executive officers, are entitled to receive a pension benefit based upon their years of service and their

Average Compensation. The term "Average Compensation" is generally defined to be the average of the employee's earnings, including base salary, annual incentive awards and other cash amounts, for the highest five consecutive calendar years during an employee's last ten years of employment, subject to applicable limitations provided by law. For 2010, the applicable limitation on compensation was $245,000. The normal annual retirement benefit provided under the Defined Benefit Plan (if a participant retires at or after the later of achieving age 65 or five years after the participant commenced participation in the plan) is generally .075 percent of each employee's Average Compensation not in excess of the applicable covered amount, plus 1.4 percent of each employee's Average Compensation in excess of the applicable covered compensation, for each year of service, up to 15. In lieu of his normal annual retirement benefit, a participant who has attained age 60 and has completed at least 10 years of eligible service may generally elect to receive a monthly benefit equal to his accrued benefit as of the retirement date, reduced by 6-2/3 percent for each year or portion thereof that the participant's early retirement date precedes his normal retirement date. Furthermore, if a married plan participant dies during his period of employment and is otherwise vested in benefits under the plan, his or her spouse will generally be entitled to receive the participant's benefit under the plan. The covered compensation is derived from the 1988 social security tables and depends upon each individual's year of birth. For 2010, the maximum benefit was $195,000. Eligible employees become vested in their pension benefits as they complete years of service in the employ of the Company or its subsidiaries, and are fully vested after five years of service with the Company and its subsidiaries. Unless the participant elects an alternative form of payment pursuant to the terms of the plan, benefits payable under the plan are paid, for single participants, in the form of a monthly straight-life annuity that terminates upon the death of the participant and, for married participants, in the form of a 50 percent joint and survivor annuity that terminates upon the death of the participant and his or her spouse. Each of our executive officers participates in the Defined Benefit Plan.

Nonqualified Deferred Compensation

The following table contains information regarding participation by our executive officers in our Nonqualified Deferred Compensation Plan during 2010.

Nonqualified Deferred Compensation
During the Year Ended December 31, 2010

Name	Executive Contributions ($)	Registrant Contributions ($) (1)	Aggregate Earnings ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance ($)
John R. Byers	—	168,467	134,640	—	1,792,038
Charles Divita, III	—	21,875	12,200	79,640	207,944
Robert E. White, Jr.	—	74,864	215	—	686,143

_____

(1)   Consists of the mandatory contributions made pursuant to the Deferred Compensation Agreements discussed below.

Our Nonqualified Deferred Compensation Plan is offered to key employees selected by the Board of Directors. During 2010, each member of our Board of Directors and Messrs. Divita and White and certain other members of our management team were offered the opportunity to participate in this plan. Under this plan, prior to the commencement of a calendar year, each participant may make an irrevocable election to defer all or a portion of his or her cash compensation for the subsequent year or years. In addition, we, at the discretion of the Board of Directors, may match amounts deferred by participants and may also make discretionary incentive awards to participants.

Effective December 31, 2008, we entered into Deferred Compensation Agreements with Messrs. Byers, Divita and White to replace the benefits previously provided to these employees by our terminated Excess Benefit Plan and SERP.

The Deferred Compensation Agreements require the Company to make contributions to the accounts of Messrs. Byers, Divita and White in our Deferred Compensation Plan each year in an amount equal to a prescribed percentage of base salary. The table below shows for each person the percentage applicable to each year of employment.

	Percentage of Base Salary
John R. Byers	19.00% in 2009, increasing by 2.75 percentage points annually through 2018 and reverting to 19.00% in 2019 and later years
Charles Divita, III	5.25%
Robert E. White, Jr.	16.00%

These annual contribution amounts were determined by the Compensation Committee in consultation with Frederic Cook and are intended to replace as nearly as possible the anticipated benefits the participants would have received under our Excess Benefit Plan or SERP and generally at an anticipated cost to the Company no greater than would have been anticipated under the terminated plans.

Also pursuant to the Deferred Compensation Agreements, we agreed to transfer cash equal to the amount of these contributions to the rabbi trust previously established with respect to the Deferred Compensation Plan. Contributions to the Deferred Compensation Plan made pursuant to the Deferred Compensation Agreements are credited to a Retirement Account under the Deferred Compensation Plan and are 100 percent vested at the time of contribution. All accounts under the Deferred Compensation Plan increase or decrease in accordance with investment elections made from time to time by the participants. Funds in the Retirement Accounts are to be paid out (in a lump sum or in up to ten installments) to the executive officers at the time of their separation from service with the Company.

Amounts deferred by or awarded to a participant may be invested in investment alternatives similar to those available under our 401(k) Plan. Participants' account balances generally will be paid, as adjusted for investment gains or losses, following termination of employment or Board membership, as the case may be, or at such other times as participants may elect in accordance with the terms of this plan. During 2010, we did not make any matching or discretionary contributions to this plan.

Potential Payments Upon Termination or Change in Control

Employment Agreements. We have entered into employment agreements with our executive officers that provide that if these agreements are not extended by the end of any year, the affected executive officer may terminate his employment by providing at least 90 days' written notice of such termination. Upon such termination, or upon termination of employment by us without cause, the executive officer would continue to receive his annual salary and benefits for the remaining term of the employment agreement or until the executive directly or indirectly engages in or acts as an employee or consultant for any trade or occupation that is in competition with us. The executive officers may also terminate their employment in the event of a constructive discharge and continue to receive annual salary and benefits for the remaining term of the employment agreement. In the case of Mr. Byers, in the event that payments or benefits under the agreement are subject to the excise tax imposed by Section 4999 of the Code or any interest, penalty or addition to tax with respect to such excise tax, the agreement provides for cash gross up payments intended to put him in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

Change in Control Severance Agreements. We have also entered into change in control severance agreements with certain members of our management, including our executive officers, which provide that if the employment of an executive officer is terminated by us for any reason other than cause, death or disability, or by that executive officer for good reason either during the three-year coverage period (as defined) after a change of control of the Company or in contemplation of a change in control, we will pay severance in a lump sum cash amount equal to three times, in the case of Mr. Byers, or two times, in the case of Messrs. Divita or White, the sum of the affected executive officer's (i) annual salary and (ii) the greater of the target incentive award opportunity for the current calendar year or the average of the annual incentive awards for the three prior calendar years. In addition, the affected executive officer's stock options, and unvested restricted stock and other long-term incentives would immediately vest, and the executive officer would receive benefits for a two-year period. In the event that payments or benefits under the severance agreement are subject to the excise tax imposed by Section 4999 of the Code or any interest, penalty or addition to tax with respect to such excise tax, (i) in the case of Mr. Byers, the severance agreement provides for cash gross up payments intended to put him in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits and (ii) in the case of Messrs Divita and White, the severance agreement provides that the amount of their severance benefit would be reduced to the extent required to make the excise tax inapplicable.

Involuntary Termination of Employment. The tables below summarize the executive benefits and payments due to each of our executive officers upon termination by us of his employment for any reason other than cause, disability, or death, or if the executive officer terminates his employment for good reason (i) not in connection with a change in control and (ii) in connection with a change in control. The tables do not include benefits under our retirement plans (see the *Pension Benefits* and *Nonqualified Deferred Compensation* tables above and the related discussion) and assume that termination occurred on December 31, 2010.

Mr. Byers:

Executive Benefits and Payments upon Termination	Not associated with a change in control		Associated with a change in control	
Base salary [1]	$	1,595,594 [2]	$	2,393,391 [3]
Continuation of benefits	$	700,175 [4]	$	700,175 [5]
Value of stock options, performance units and restricted stock	$	—	$	2,448,489 [6]
Cash award under Annual Incentive Plan	$	— [7]	$	2,780,010 [8]
Tax gross-up	$	—	$	—
Total	$	2,295,769	$	8,322,065

_____

(1)   Assumes annual salary effective January 1, 2011.

(2)   Under Mr. Byers' employment agreement, Mr. Byers would receive continuation of annual salary for the remaining term of his employment. This would be for two years, assuming Mr. Byers' employment was terminated on December 31, 2010.

(3)   Under Mr. Byers' change in control severance agreement, Mr. Byers would receive a lump sum payment equal to three times his base salary then in effect.

(4)   As provided under Mr. Byers' employment agreement, Mr. Byers would receive continuation of, or payment of the cost of, benefits for the remaining two-year term of employment, assuming Mr. Byers' employment was terminated on December 31, 2010. These benefits ("benefits") include life, health and disability insurance; benefits under our Defined Benefit Plan and Deferred Compensation Agreement; employer contributions to our 401(k) Plan; and perquisites.

(5)   Under Mr. Byers' change in control severance agreement, he would receive continuation of, or payment of the cost of, "benefits" for 24 months.

(6)   As provided in our Omnibus Incentive Plan, in the case of stock options, this sum includes "in-the-money" amount (based on the closing price of our common stock) of all previously unexercisable options at December 31, 2010. In the case of restricted stock, this sum includes the number of previously unvested shares multiplied by the closing price of our common stock on December 31, 2010.

In the case of performance units, this sum includes the number of shares to be paid out assuming achievement of target performance multiplied by the closing price of our common stock on December 31, 2010.

(7)   Payment of any annual incentive award would be at the discretion of the Compensation Committee.

(8)   As provided under Mr. Byers' change in control severance agreement, Mr. Byers would receive a lump sum payment equal to three times the greater of his target award for the current year or the average annual award for the three prior years. The amount shown is three times Mr. Byers' average incentive award for the last three years.

Mr. Divita:

Executive Benefits and Payments upon Termination	Not associated with a change in control		Associated with a change in control	
Base salary [1]	$	429,167 [2]	$	858,334 [3]
Continuation of benefits	$	128,660 [4]	$	270,985 [5]
Value of stock options, performance units and restricted stock	$	—	$	956,340 [6]
Cash award under Annual Incentive Plan	$	— [7]	$	460,454 [8]
Tax gross-up	$	—	$	—
Total	$	557,827	$	2,546,113

_____

(1)   Assumes annual salary effective January 1, 2011.

(2)   Under Mr. Divita's employment agreement, Mr. Divita would receive continuation of annual salary for the remaining term of his employment. This would be for one year, assuming Mr. Divita's employment was terminated on December 31, 2010.

(3)   Under Mr. Divita's change in control severance agreement, Mr. Divita would receive a lump sum payment equal to two times his base salary then in effect.

(4)   As provided under Mr. Divita's employment agreement, Mr. Divita would receive continuation of, or payment of the cost of, benefits for the remaining one year term of employment, assuming Mr. Divita's employment was terminated on December 31, 2010.

(5)   Under Mr. Divita's change in control severance agreement, he would receive continuation of, or payment of the cost of, "benefits" for 24 months.

(6)   As provided in our Omnibus Incentive Plan, in the case of stock options, this sum includes "in-the-money" amount (based on the closing price of our common stock) of all previously unexercisable options at December 31, 2010. In the case of restricted stock, this sum includes the number of previously unvested shares multiplied by the closing price of our common stock on December 31, 2010. In the case of performance units, this sum includes the number of shares to be paid out assuming achievement of target performance multiplied by the closing price of our common stock on December 31, 2010.

(7)   Payment of any annual incentive award would be at the discretion of the Compensation Committee.

(8)   As provided under Mr. Divita's change in control severance agreement, Mr. Divita would receive a lump sum payment equal to two times the greater of his target award for the current year or the average annual award for the three prior years. The amount shown is two times Mr. Divita's average incentive award for the last three years.

Mr. White:

Executive Benefits and Payments upon Termination	Not associated with a change in control		Associated with a change in control	
Base salary [1]	$	481,937 [2]	$	963,874 [3]
Continuation of benefits	$	238,425 [4]	$	493,841 [5]
Value of stock options, performance units and restricted stock	$	—	$	956,340 [6]
Cash award under Annual Incentive Plan	$	— [7]	$	549,157 [8]
Tax gross-up	$	—	$	—
Total	$	720,362	$	2,963,212

_____

(1)   Assumes annual salary effective January 1, 2011.

(2)   Under Mr. White's employment agreement, Mr. White would receive continuation of annual salary for the remaining term of his employment. This would be for one year, assuming Mr. White's employment was terminated on December 31, 2010.

(3)   Under Mr. White's change in control severance agreement, Mr. White would receive a lump sum payment equal to two times his base salary then in effect.

(4)   As provided under Mr. White's employment agreement, Mr. White would receive continuation of, or payment of the cost of, benefits for the remaining one year term of employment, assuming Mr. White's employment was terminated on December 31, 2010.

(5)   Under Mr. White's change in control severance agreement, he would receive continuation of, or payment of the cost of, "benefits" for 24 months.

(6)   As provided in our Omnibus Incentive Plan, in the case of stock options, this sum includes "in-the-money" amount (based on the closing price of our common stock) of all previously unexercisable options at December 31, 2010. In the case of restricted stock, this sum includes the number of previously unvested shares multiplied by the closing price of our common stock on December 31, 2010. In the case of performance units, this sum includes the number of shares to be paid out assuming achievement of target performance multiplied by the closing price of our common stock on December 31, 2010.

(7)   Payment of any annual incentive award would be at the discretion of the Compensation Committee.

(8)   As provided under Mr. White's change in control severance agreement, Mr. White would receive a lump sum payment equal to two times the greater of his target award for the current year or the average annual award for the three prior years. The amount shown is two times Mr. White's average incentive award for the last three years.

Death or Disability. In the event of Mr. Byers' death, Mr. Byers' surviving spouse would be eligible to receive a death benefit under our Defined Benefit Plan. Mr. Byers' beneficiary would also receive the $3,600,000 proceeds of executive life insurance policies paid for by us. In addition, the shares of restricted stock held by Mr. Byers (with an aggregate market value of ($1,204,342 at December 31, 2010) would vest upon his death. In addition, performance units held by Mr. Byers (with an aggregate market value of $1,244,148 (based on target payout) at December 31, 2010) would vest upon his death.

In the event of Mr. Byers' disability, Mr. Byers would receive $236,400 per year under a disability insurance policy paid for by us. In addition, the shares of restricted stock held by Mr. Byers (with an aggregate market value of $1,204,342 at December 31, 2010) would vest upon his disability. In addition, performance units held by Mr. Byers (with an aggregate market value of $1,244,148 (based on target payout) at December 31, 2010) would vest upon his disability.

In the event of the death of either Messrs. Divita or White, their surviving spouses would be eligible to receive a death benefit under our Defined Benefit Plan. Their beneficiaries would also receive the proceeds ($600,000 in the case of Mr. Divita and $1,550,000 in the case of Mr. White) of executive life insurance policies paid for or reimbursed by us. In addition, the shares of restricted stock held by Messrs. Divita and White (with an aggregate market value each of $334,303 at December 31, 2010) would vest upon their death. In addition, performance units held by each of Messrs. Divita and White (with an aggregate market value each of $622,037 at December 31, 2010) would vest upon their death.

In the event of disability of either Messrs. Divita or White, they would receive benefits ($240,000 per year in the case of Mr. Divita and $186,696 in the case of Mr. White) under disability insurance policies paid for by us. In addition, the shares of restricted stock held by Messrs. Divita and White (with an aggregate market value each of $334,303 at December 31, 2010) would vest upon their disability. In addition, performance units held by each of Messrs. Divita and White (with an aggregate market value each of $622,037 at December 31, 2010) would vest upon their disability.

Payment of any amount under our Senior Executive Annual Incentive Plan in the event of the death or disability of Messrs. Byers, Divita or White would be in the discretion of the Compensation Committee.

Other Change in Control Benefits. Outstanding awards of restricted stock, performance units or stock options made under our Omnibus Incentive Plan vest immediately upon a change in control, regardless of whether an executive's employment is terminated. At December 31, 2010, the value of shares of unvested restricted stock, performance units (valued assuming a 100 percent payout percentage) and unexercised stock options was: $2,448,490 for Mr. Byers; $956,340 for Mr. Divita; and $956,340 for Mr. White.

Equity Compensation Plan Information

Under our equity compensation plans, we may grant incentive stock options, nonqualified stock options and restricted stock awards (including performance-based awards) to individuals. The securities remaining available for future issuance under equity compensation plans includes stock option and restricted stock grants. Information concerning our securities authorized for issuance under equity compensation plans as of December 31, 2010 is provided below.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	410,377	$18.62	1,186,251
Equity compensation plans not approved by security holders	—	—	—
Total	410,377	$18.62	1,186,251

_____

(1)	Under our equity compensation plans, we have granted shares in the form of restricted stock awards, including performance-based awards. As of December 31, 2010, there were 222,821 issued and outstanding shares of such awards under these plans. Because there is no exercise price associated with restricted share awards, which are granted to employees and directors at no cost, such shares are not included in the weighted average exercise price calculation.

Compensation Committee Interlocks and Insider Participation

During 2010, none of our executive officers served as a director of, or as a member of the compensation or equivalent committee of, any other entity, one of whose executive officers served on our Compensation Committee or otherwise as a member of our Board of Directors.

Beneficial Ownership of Our Common Stock

Principal Shareholders

The following table sets forth certain information with respect to the only persons known to us that beneficially owned more than five percent of the outstanding shares of our common stock as of March 9, 2011.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Ownership
Dimensional Fund Advisors LP [(1)] Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	1,090,932	11.87%
Blackrock, Inc. [(2)] 40 East 52nd Street New York, New York 10022	697,081	7.58%
The Vangard Group, Inc. [(3)] 100 Vangard Blvd. Malvern, Pennsylvania 19355	528,498	5.74%

_____

(1) As reported on a Statement on Schedule 13G/A filed with the SEC on February 11, 2011, Dimensional Fund Advisors LP and its subsidiaries ("Dimensional") possess sole power to vote or to direct the vote of 1,080,432 shares and sole power to dispose or to direct the disposition of all of 1,090,932 shares. All shares reported are owned by advisory clients of Dimensional, no one of which, to the knowledge of Dimensional, owns more than five percent of the class. Dimensional disclaims beneficial ownership of such shares.

(2) As reported on a Statement on Schedule 13G filed with the SEC on February 4, 2011, Blackrock, Inc. and its subsidiaries possess sole power to vote or direct the vote and to dispose or direct the disposition of these shares.

(3) As reported on a Statement on Schedule 13G filed with the SEC on February 10, 2011, The Vangard Group, Inc. possesses shared power to vote or to direct the vote and to dispose or direct the disposition of 12,483 shares and sole power to vote or direct the vote and to dispose or direct the disposition of 516,015 shares.

Beneficial Ownership by Directors and Executive Officers

The following table sets forth as of March 9, 2011, the beneficial ownership of our common stock by each of our directors, by each of our executive officers serving as such on December 31, 2010, and by all of our directors and executive officers as a group.

Name of Beneficial Owner	Shares Beneficially Owned [1]	Percentage of Ownership [2]
John K. Anderson, Jr. [3], [4]	55,200	*
Richard J. Bagby, M.D. [3]	17,151	*
Robert O. Baratta, M.D. [3], [5]	86,437	*
John R. Byers [6]	217,087	2.5 %
M. C. Harden, III [7]	62,700	*
Kenneth M. Kirschner [3], [8]	34,985	*
Terence P. McCoy, M.D. [3], [9]	61,069	*
John G. Rich [3]	3,280	*
Joan D. Ruffier [3]	19,485	*
David M. Shapiro, M.D. [3], [10]	44,250	*
Charles Divita, III [11]	75,423	*
Robert E. White, Jr. [12]	144,866	1.7 %
All directors and executive officers as of a group (12 persons) [13]	838,733	9.8 %

‾‾‾‾‾

*   Less than 1.0 percent of the total outstanding shares of our common stock.

(1)   Shares beneficially owned include unvested restricted shares.

(2)   Based on an aggregate of (i) the number of shares of our common stock outstanding at March 9, 2011 and (ii) options held by the person shown that are exercisable as of March 9, 2011, or that are exercisable within 60 days of March 9, 2011.

(3)   Includes shares that may be acquired upon exercise of vested nonqualified options, as follows:

Mr. Anderson	37,500	Dr. McCoy	7,500
Dr. Bagby	7,500	Mr. Rich	—
Dr. Baratta	—	Ms. Ruffier	—
Mr. Harden	37,500	Dr. Shapiro	30,000
Mr. Kirschner	15,000		

(4)   Includes 7,500 shares held by a trust of which Mr. Anderson is the sole trustee.

(5)   Includes 48,243 shares pledged to secure certain indebtedness.

(6)   Includes 124,782 shares that may be acquired upon the exercise of exercisable options.

(7)   Includes 4,500 shares held by a trust of which Mr. Harden is the sole trustee.

(8)   Includes 18,485 shares pledged in a brokerage margin account.

(9)   Excludes 16,800 shares held in trust for Dr. McCoy's son as to which Dr. McCoy disclaims beneficial ownership.

(10)   Includes 12,750 shares held by a trust of which Dr. Shapiro is the sole trustee.

(11)   Includes 40,166 shares that may be acquired upon exercise of exercisable options.

(12)   Includes 43,772 shares that may be acquired upon exercise of exercisable options.

(13)   Includes an aggregate of 343,720 shares that may be acquired upon the exercise of exercisable options. Excludes 16,800 shares held by or on behalf of family members as to which beneficial ownership is disclaimed. Includes an aggregate of 66,728 shares pledged to secure indebtedness and in brokerage margin accounts.

Section 16(a)
Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and related regulations require executive officers, directors and persons who beneficially own more than 10% of the outstanding shares of our common stock:

- to file reports of their ownership and changes in ownership of common stock with the SEC and Nasdaq; and

- to furnish us with copies of the reports.

Based solely on written representations from certain persons and on our review of the reports filed, we believe that all filing requirements have been timely met during 2010.

Certain Relationships and Related Transactions

M. C. Harden, III, a director of the Company, is also chairman of the board and chief executive officer and a majority shareholder of Harden & Associates, an insurance broker and risk management and employee benefits consultant located in Jacksonville, Florida. Harden & Associates acts as an agent for First Professionals and Anesthesiologists Professional Assurance Company. Harden & Associates earned approximately $323,715 of commission income from us during 2010 as a result of this agency relationship. Harden & Associates also acts as a broker for us in the procurement of various business insurance coverages. Harden & Associates earned approximately $59,099 during 2010 as a result of its brokerage relationship with us.

We paid a law firm located in Jacksonville, Florida, of which Kenneth M. Kirschner, Chairman of our Board of Directors, is counsel, approximately $117,000 in 2010.

We paid a law firm located in South Florida, of which Edwin Mortell, III, a son-in-law of Robert O. Baratta, M.D., Immediate Past Chairman of our Board of Directors, is a shareholder, approximately $167,900 in 2010.

Policies and Procedures Relating to Transactions with Related Persons

Transactions with related persons are reviewed, approved or ratified in accordance with the policies and procedures set forth in our Code of Conduct and employee handbook, the procedures described below with respect to director and officer questionnaires, and the other procedures described below.

Our Code of Conduct and employee handbook provide that conflicts of interest are prohibited as a matter of Company policy, except when reported to and approved by our Board. Any employee, officer or director who becomes aware of a conflict or potential conflict is required to bring the matter to the attention of a supervisor, manager or other appropriate personnel. A conflict of interest exists when an individual's personal interest, or that of a family member or other related party, is adverse to or otherwise in conflict with the interests of the Company. Our Code of Conduct and employee handbook set forth several examples of conflicts of interest, including:

- engaging in business in competition with the Company;

- executive officers' serving on the boards of directors of other entities without approval of our Board;

- having an interest in a company that transacts business with the Company;

- providing or receiving special treatment to or from persons conducting business with the Company; or

- giving or receiving gifts in excess of Company guidelines.

Each year we require all our directors, nominees for director and executive officers to complete and sign a questionnaire in connection with the solicitation of proxies for use at our annual shareholders meeting. The purpose of the questionnaire is to obtain information, including information regarding transactions with related persons, for inclusion in our proxy statement or annual report.

In addition, we annually review SEC filings made by beneficial owners of more than five percent of our common stock to determine whether information relating to transactions with such persons needs to be included in our proxy statement or annual report.

<u>Proposal 2</u>
Ratification of Appointment of
Independent Registered Certified Public Accounting Firm

Our Board of Directors has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") to act as our independent registered certified public accounting firm ("Independent Accounting Firm") for 2011, subject to satisfactory completion of fee negotiations later in 2011. PricewaterhouseCoopers was initially appointed and has served as our Independent Accounting Firm since 2000. Representatives of PricewaterhouseCoopers are expected to be present at the annual meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement, if they desire.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM FOR 2011.

Principal Accountant Fees and Services

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers for the years ended December 31, 2010 and 2009, were:

	2010	2010 Percentage of Total Fees	2009	2009 Percentage of Total Fees
Audit Fees	$ 1,165,393	88%	$ 1,435,870	87%
Audit-Related Fees	—	—%	91,095	6%
Tax Fees	145,122	11%	121,194	7%
All Other Fees	7,500	1%	7,500	—%
Total Fees	$ 1,318,015	100%	$ 1,655,659	100%

Audit Fees for the years ended December 31, 2010 and 2009, respectively, were for professional services rendered, and related expenses, for the audits of our consolidated financial statements and subsidiary audits, including internal control reviews, statutory audits, consents and assistance with review of periodic reports and other documents filed with the SEC, including registration statements. PricewaterhouseCoopers has represented to us that no professional services of PricewaterhouseCoopers relating to the audit of our financial statements for the most recent year were performed by other than full-time, permanent employees of PricewaterhouseCoopers.

Audit-Related Fees for the year ended December 31, 2009 were for services related to accounting consultations concerning financial accounting and reporting standards.

Tax Fees for the years ended December 31, 2010 and 2009, respectively, were for services related to tax compliance, including the preparation of tax returns, tax planning services and tax advice services and assistance with Internal Revenue Service audits during 2010 and 2009.

All Other Fees for the years ended December 31, 2010 and 2009, respectively, were for software license fees for a technical accounting research tool.

The Audit Committee has considered the nonaudit services provided by PricewaterhouseCoopers during 2010 and believes such services to be compatible with maintaining PricewaterhouseCoopers' independence.

All decisions regarding selection of independent accounting firms and approval of accounting services and fees are made by the Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Exchange Act, and the rules thereunder.

All services to be performed for us by our Independent Accounting Firm must be pre-approved by the Audit Committee or a designated member of the Audit Committee pursuant to the Committee's pre-approval policy to ensure that the provision of such services does not impair the independence of our Independent Accounting Firm.

The Audit Committee has adopted procedures for general and specific pre-approval of audit and nonaudit services performed by our Independent Accounting Firm. Any proposed service exceeding pre-approval levels, or not contemplated by the pre-approval policy, requires specific pre-approval by the Audit Committee.

Audit services pre-approved for 2010 include financial and statutory audits, internal control reviews, services associated with SEC filings and consultations regarding the impact of final or proposed rules, standards and interpretations by the SEC or other regulatory or standard setting bodies.

Tax services pre-approved for 2010 primarily include services related to federal and state tax compliance and tax planning.

Prohibited services identified by the Audit Committee include services relating to preparation of accounting records or financial statements, information systems design and implementation, appraisal or valuation, internal audit, management, human resources or investment matters, legal issues and actuarial calculations.

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and shall not be deemed to be incorporated by reference into any other previous or future filings by us under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this report by reference therein.

The Audit Committee of the Board of Directors of the Company is composed of four directors, each of whom has been determined to be independent as defined in the listing standards of Nasdaq. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements. A copy of the charter is available on the Corporate Governance page of our website at *www.fpic.com*.

The Audit Committee oversees the Company's accounting, financial reporting and related internal control processes and the audits of the Company's financial statements. The Audit Committee also provides assistance to the Board of Directors with respect to its oversight of the integrity of the Company's financial statements and oversees the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's Independent Accounting Firm and independent actuaries, and the performance of the Company's internal audit function.

The effectiveness of the Audit Committee is evaluated by the Board of Directors as required by the Sarbanes-Oxley Act of 2002 and Nasdaq. The Board of Directors, after review and consideration, acknowledged the effectiveness of the Audit Committee during 2010.

As set forth in the Audit Committee's charter, management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

The Company's Independent Accounting Firm is responsible for planning and carrying out proper annual audits and quarterly reviews of the Company's financial statements. The Company's Independent Accounting Firm expresses opinions as to (i) the conformity of the annual financial statements with GAAP; and (ii) the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee are not employees of the Company and, as such, it is not the duty or responsibility of the Audit Committee or its members to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Audit Committee rely on information, opinions, reports and statements, including financial statements and other financial data, prepared or presented by officers or employees of the Company, legal counsel, the Company's Independent Accounting Firm or other persons with professional or expert competence. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles, policies or appropriate internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

Furthermore, the Audit Committee's considerations and discussions referred to above do not ensure that the audit of the Company's financial statements by the Company's Independent Accounting Firm has been carried out in accordance with standards of the Public Company Accounting Oversight Board (United States), that the financial statements are presented in accordance with GAAP or that the Company's Independent Accounting Firm is in fact "independent."

During 2010, the Audit Committee held eight meetings, with members of the Company's senior management participating in all of its meetings and with the Independent Accounting Firm participating in all of its meetings. The Audit Committee's agenda includes, when appropriate, separate private sessions with the Company's Independent Accounting Firm, independent actuaries and internal auditor, at which time candid discussions regarding financial management, accounting and internal control issues take place with the Independent Accounting Firm and internal auditor and discussions regarding actuarial assumptions and related issues take place with the independent actuaries. During 2010 and through March 31, 2011, the Company's Independent Accounting Firm met in private sessions with the Audit Committee nine times; and the Company's internal auditor met in a private session with the Audit Committee nine times. The Audit Committee's chairman, together with members of senior management of the Company, establishes the Audit Committee's agenda.

During 2010, in connection with its oversight of the Company's financial reporting process, the Audit Committee, among other things:

- Reviewed and discussed with management and with representatives of PricewaterhouseCoopers, the Company's Independent Accounting Firm, the Company's internal control over financial reporting, including a review of management's and the Company's Independent Accounting Firm's assessment of reports on the effectiveness of the Company's internal controls over financial reporting and any significant deficiencies or material weaknesses;

- Considered, reviewed and discussed with management and the Company's Independent Accounting Firm, the Company's overall audit scope and audited financial statements, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, if any, and the clarity of disclosure in the financial statements, as well as critical accounting policies;

- Reviewed and discussed with management and with representatives of the Company's Independent Accounting Firm the Company's unaudited quarterly financial statements contained in its Quarterly Reports on Form 10-Q and its quarterly earnings announcements;

- Discussed with the Company's Independent Accounting Firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended;

- Received the written disclosures and the letter from the Independent Accounting Firm required by the applicable requirement of the Public Company Accounting Oversight Board, as currently in effect, including disclosures with respect to nonaudit services provided by the Independent Accounting Firm;

- Considered whether the provision of all nonaudit services by the Independent Accounting Firm is compatible with maintaining the Independent Accounting Firm's independence and discussed such independence with the Company's Independent Accounting Firm;

- Recommended to the Board of Directors the engagement of PricewaterhouseCoopers as the Company's Independent Accounting Firm for the year ended December 31, 2010; and

- In reliance upon the reports, reviews and discussions described in this report and subject to the limitations on the role and responsibilities of the Audit Committee, certain of which are referred to above and are more fully described in the Audit Committee's written charter, the Audit Committee further recommended to the Board of Directors and the Board of Directors approved, inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

Audit Committee Report
Submitted by:

John K. Anderson, Jr., Chairman
Terence P. McCoy, M.D.
John G. Rich
Joan D. Ruffier

<u>Proposal 3</u>
Advisory Vote On Executive Compensation

In accordance with recent legislation and SEC rules, we are providing shareholders with the opportunity to cast an advisory (non-binding) vote on compensation programs for our executive officers (sometimes referred to as "say on pay"). Accordingly, you may vote on the following resolution at the 2011 annual meeting:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Company's executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders."

This vote is non-binding. The Compensation Committee of the Board of Directors, which is comprised of independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent the cause or causes of any significant negative voting results can be determined.

As described in detail under "Compensation Discussion and Analysis," our compensation program is designed to motivate our executives to create a successful company. We believe that our compensation program, with its balance of short-term incentives (including annual cash incentive awards) and long-term incentives (including equity awards comprised of restricted stock that vests over three years and performance unit awards that are subject to achievement of performance targets derived from our strategic goals) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

The Board of Directors recommends that you vote <u>FOR</u> the approval, on an advisory basis, of the compensation of our executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

<u>Proposal 4</u>
**Advisory Vote on the Frequency of an Advisory Vote on Executive
Compensation**

In addition to providing shareholders with the opportunity to cast an advisory vote on executive compensation, we are this year providing shareholders the opportunity to cast an advisory vote on whether the advisory vote on executive compensation should be held every one, two or three years.

The Board believes that a frequency of "every three years" for the advisory vote on executive compensation is the optimal interval for conducting and responding to a "say on pay" vote. Shareholders who have concerns about executive compensation during the interval between "say on pay" votes are welcome to bring their specific concerns to the attention of the Board of Directors. Please refer to "Shareholder Communications with Directors" in this Proxy Statement for information about communicating with the Board of Directors.

The proxy card provides shareholders with the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the Board's recommendation.

Although this advisory vote on the frequency of the "say on pay" vote is non-binding, the Board and the Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

The Board of Directors recommends that you vote, on an advisory basis, <u>FOR</u> the option of "<u>every three years</u>" for the frequency of future advisory votes on executive compensation.

Additional Information

Other Matters

Our Board of Directors knows of no other matters that may properly be presented to the annual meeting. If any other matters do properly come before the annual meeting, however, the persons appointed in the accompanying proxy intend to vote the shares represented by such proxy in accordance with their best judgment.

Shareholder Proposals and Nominations

We must receive proposals of shareholders intended to be presented at the 2011 annual meeting of shareholders, on or before December 15, 2011, in order for the proposals to be eligible for inclusion in our proxy statement and proxy materials relating to that meeting. These proposals should be sent to our principal executive office via facsimile transmission to (904) 633-9579, or by mail to the Office of the Secretary, 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204, or by e‑mail to *ir@fpic.com*, Attention: Secretary. Any such proposals must comply with SEC Rule 14a-8.

In addition, under Article I, Section 12 of our bylaws and pursuant to Rule 14a-5(e)(2) of the SEC, a proposal for action to be presented by any shareholder at the annual meeting of shareholders is out of order and will not be acted upon unless:

- the proposal is specifically described in our notice to all shareholders of the meeting and the matters to be acted upon at the meeting, or

- the proposal has been submitted in writing to the Secretary by fax, mail or e-mail, has been received at our principal executive office before December 15, 2011, and is an appropriate subject for shareholder action under law.

To be in proper form, a shareholder's notice to the Secretary regarding nominations for election as a director or business proposed to be brought before any shareholder meeting must set forth the following:

- the name and address of the shareholder who intends to make the nominations or to propose the business and, if applicable, the name and address of the person or persons to be nominated;

- a representation that the shareholder is a holder of record of our common stock entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons or to propose the business specified in the notice;

- if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

- such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or the matter been proposed, by the Board of Directors; and

- if applicable, the consent of each nominee to serve as director of the Company if so elected.

The chairman of the meeting will refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

Shareholder Communication with Directors

Shareholders who wish to communicate with the Board of Directors or with a particular director may send a letter to the Secretary of the Company at 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters should identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2010, including financial statements, financial statement schedules and a listing of all exhibits, is contained in our 2010 annual report to shareholders, which is available on our website at _www.fpic.com_. We will also furnish upon request a copy of this report or any exhibit, upon payment of a reasonable fee to cover the cost of copying and mailing. Requests should be directed to the attention of Investor Relations, FPIC Insurance Group, Inc., 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204. Requests may also be submitted through our website at _www.fpic.com_, via e-mail at _ir@fpic.com_ or by calling Investor Relations at (904) 354-2482 ext. 3612.

Solicitation of Proxies

The cost of the solicitation of proxies, including preparing, making available and mailing the notice of annual meeting of shareholders, this Proxy Statement and the proxy/voting instruction card, will be borne by us. Following the mailing of this Proxy Statement, our directors, officers and employees may solicit proxies by telephone, facsimile transmission or other personal contact, for which services such persons will receive no additional compensation.

Brokerage houses and other nominees, fiduciaries and custodians that are shareholders of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and will be reimbursed by us for their charges and expenses in connection therewith at customary and reasonable rates.

Jacksonville, Florida
April 14, 2011

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 03, 2011

FPIC INSURANCE GROUP, INC.

Meeting Information

Meeting Type: Annual Meeting
For holders as of: April 01, 2011
Date: June 03, 2011 **Time:** 10:00 AM EDT
Location: PONTE VEDRA LODGE AND CLUB
607 PONTE VEDRA BOULEVARD
PONTE VEDRA BEACH, FL 32082

COMPUTERSHARE INVESTOR
SERVICES ATTN: ESSENTIAL
REGISTRY
350 INDIANA STREET
SUITE 750
GOLDEN, COLORADO 80401

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You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement 2. Annual Report

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 23, 2011 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

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Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items

The Board of Directors recommends you vote
FOR the following:

1. Election of Directors
> **Nominees**

01 Kenneth M. Kirschner   02 David M. Shapiro, M.D.

The Board of Directors recommends you vote FOR proposals 2 and 3.

2   Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2011.

3   To approve, by non-binding vote, executive compensation.

The Board of Directors recommends you vote FOR 3 years on the following proposal:

4   To recommend, by non-binding vote, the frequency of executive compensation votes.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

COMPUTERSHARE INVESTOR SERVICES ATTN: ESSENTIAL REGISTRY
350 INDIANA STREET
SUITE 750
GOLDEN, COLORADO 80401

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors	0	0	0	______________________

Nominees

01 Kenneth M. Kirschner 02 David M. Shapiro, M.D.

The Board of Directors recommends you vote FOR proposals 2 and 3.

		For	Against	Abstain
2	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2011.	0	0	0
3	To approve, by non-binding vote, executive compensation.	0	0	0

The Board of Directors recommends you vote FOR 3 years on the following proposal:

		1 year	2 years	3 years	Abstain
4	To recommend, by non-binding vote, the frequency of executive compensation votes.	0	0	0	0

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

0000100167_1 R1.0.0.11699

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/are available at www.proxyvote.com .

PROXY/VOTING INSTRUCTION CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FPIC INSURANCE GROUP,INC. ANNUAL MEETING OF SHAREHOLDERS JUNE 3, 2011

The undersigned shareholder hereby appoints Pamela D. Harvey and Becky A. Thackery, or either of them, as proxies, with full power of substitution, to vote all shares of common stock of FPIC Insurance Group, Inc. ("FPIC") held of record by the undersigned on April 1, 2011, that the undersigned would be entitled to vote if personally present at the annual meeting of shareholders of FPIC on June 3, 2011, and at any adjournment or postponement thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the other side of this card.

Your vote is important. Please sign and date on the reverse side and return promptly in the enclosed postage-paid envelope.

This proxy will be voted as directed, or, if no directions are given, the proxy will be voted "FOR" the election of all nominees under Proposal 1, "FOR" Proposal 2, "FOR" Proposal 3, and "FOR" 3 years for Proposal 4. If any other matters are properly presented for consideration at the meeting, the proxies are authorized to vote on those matters according to their best judgment. The undersigned hereby revokes any proxy heretofore given to any person or persons whomsoever (other than the proxies named above).

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Continued and to be signed on reverse side